EXECUTION COPY

COMBINATION AGREEMENT

AMONG

CROSSHAIR EXPLORATION & MINING CORP.,

0843540 B.C. LTD.

AND

TARGET EXPLORATION AND MINING CORP.

AS OF
JANUARY 28, 2009

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TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

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COMBINATION AGREEMENT

           THIS COMBINATION AGREEMENT dated as of January 28, 2009, is entered into by and among Crosshair Exploration & Mining Corp., a corporation existing under the laws of the Province of British Columbia (“Crosshair”), 0843540 B.C. Ltd., a corporation existing under the laws of British Columbia and wholly-owned by Crosshair (“Subco”), and Target Exploration and Mining Corp., a corporation existing under the laws of British Columbia (“Target”). Crosshair and Subco are collectively referred to herein as the “Crosshair Parties”.

R E C I T A L S

A.       Target and Crosshair propose to effect a business combination by way of a Plan of Arrangement under the provisions of the Business Corporations Act (British Columbia).

B.       Target and Crosshair have previously entered into a binding letter of intent dated as of January 6, 2009 (the "Letter of Intent") establishing the general terms for the business combination.

C.       Pursuant to the Letter of Intent, Crosshair and Target agreed to negotiate in good faith the terms of a definitive arrangement agreement and elements of the plan of arrangement which terms and elements are set forth in this Agreement.

D.       The board of directors of Target has determined that the business combination to be effected by means of the Plan of Arrangement is advisable and in the best interests of Target and the Target Securityholders, and that the consideration to be paid from a financial point of view is fair to Target Securityholders, and has approved the transactions contemplated by this Agreement and determined to recommend approval of the Plan of Arrangement and other transactions contemplated hereby to the Target Shareholders.

E.       The board of directors of Crosshair has determined that the business combination to be effected by means of the Plan of Arrangement is advisable and in the best interest of Crosshair and has approved the transactions contemplated by this Agreement.

F.       In furtherance of such business combination, the board of directors of Target has agreed to submit the Plan of Arrangement and other transactions contemplated hereby to the Target Shareholders and the Supreme Court of British Columbia for approval.

G.       The parties intend that such business combination qualify for United States federal income tax purposes as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “U.S. Tax Code”), the U.S. Treasury Regulations promulgated thereunder and other applicable United States federal income tax laws.

           NOW THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1       Definitions

             In this Agreement, unless the context otherwise requires, the following terms shall have the following meanings respectively:

“1933 Act” means the United States Securities Act of 1933, as amended;

“1934 Act” means the United States Securities Exchange Act of 1934, as amended;

“1940 Act” means the United States Investment Company Act of 1940, as amended;

“Acquisition Proposal,” means any of the following (other than the transactions contemplated by this Agreement or the Arrangement): (a) any merger, amalgamation, arrangement, share exchange, take-over bid, tender offer, recapitalization, consolidation or other business combination directly or indirectly involving Target or any of its Subsidiaries, (b) any acquisition of all or any part of the assets of Target and its Subsidiaries (or any lease, long-term supply agreement, exchange, mortgage, pledge or other arrangement having a similar economic effect) other than in the ordinary course of business, (c) any acquisition of beneficial ownership of 20% or more of the Target Common Shares in a single transaction or a series of related transactions, (d) any acquisition by Target or any of its Subsidiaries of any assets or capital stock of another person (other than acquisitions of capital stock or assets of any other person that are not, individually or in the aggregate, material to Target and its Subsidiaries, taken as a whole), or (e) any recapitalization, reorganization, liquidation, material sale or issue of treasury securities or rights or interests therein or thereto or rights or options to acquire any material number of treasury securities of Target or any of its Subsidiaries; or (f) any bona fide proposal to, or public announcement of an intention to, do any of the foregoing;

“affiliate” has the meaning ascribed thereto in the BCBCA, unless otherwise expressly stated herein;

“Agreement” means this Agreement, including the Schedules hereto;

“applicable privacy laws” means any and all applicable Laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law (including the Personal Information Protection Act (British Columbia));

“Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, or self-regulatory organizations, as set out in Schedule A annexed hereto;

“Arrangement” means the arrangement under the provisions of Division 5 of Part 9 under the BCBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 7.1 hereof or Article 6 of the Plan of Arrangement, or made at the direction of the Court in the Final Order;

“Arrangement Resolution” means the special resolution of the Target Shareholders, approving the Plan of Arrangement to be considered at the Target Meeting, substantially in the form and content of Schedule B annexed hereto;

“BCBCA” means the Business Corporations Act (British Columbia) as now in effect and as it may be amended from time to time prior to the Effective Date;

“BCSA” means the Securities Act (British Columbia) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

“Bolder” means Bolder Investment Partners, Ltd., Target’s financial advisors;

“Business Day” means any day on which commercial banks are generally open for business in Vancouver, British Columbia other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the Laws of the Province of British Columbia or the federal Laws of Canada;

“Circular” means the notice of the Target Meeting and accompanying management proxy circular, including all schedules and exhibits thereto, to be sent by Target to the Target Securityholders in connection with the Target Meeting;

“constating documents” means, with respect to any person, the certificate and articles of incorporation, by-laws, articles of organization, limited liability company agreement, partnership agreement, formation agreement, joint venture agreement, unanimous shareholder agreement or declaration or other similar governing documents of such person;

“Contaminant” means any pollutants, explosives, dangerous goods and substances, underground or above ground storage tanks, deleterious substances, special waste, liquid waste, industrial waste, hauled liquid waste or waste of any other kind, toxic substances, hazardous wastes, hazardous materials, hazardous substances or contaminants or any other substance the storage, manufacture, disposal, handling, treatment, generation, use, transport or release into the environment of which is prohibited, controlled or regulated under any Environmental Law;

“Court” means the Supreme Court of British Columbia;

“Crosshair” has the meaning ascribed thereto in the Recitals;

“Crosshair Common Shares” means the issued and outstanding common shares in the capital of Crosshair;

“Crosshair Options” means the options to purchase Crosshair Common Shares;

 “Crosshair Parties” has the meaning ascribed thereto in the Recitals;

“Crosshair SRA Reports” has the meaning ascribed thereto in Section 4.4(a);

“date of this Agreement” means January 28, 2009;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 4.1 of the Plan of Arrangement;

“Dissenting Shares” has the meaning ascribed thereto in the Plan of Arrangement;

“Effective Date” has the meaning ascribed thereto in the Plan of Arrangement;

 “Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Environmental Activity” means any activity, event or circumstance in respect of a Contaminant, including, without limitation, its storage, use, holding, collection, purchase, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its Release, escape, leaching, dispersal or migration into the natural environment, including the movement through or in the air, soil (land surface or subsurface strata), surface water or groundwater;

“Environmental Law” means any and all Laws in effect on the date of this Agreement relating to pollution or the environment or any Environmental Activity;

“Final Order” means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Date, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

“Governmental Entity” means any (a) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) subdivision, agent, commission, board, or authority of any of the foregoing, or (c) First Nation, quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

“holders” means, when used with reference to the Target Common Shares, the holders of Target Common Shares shown from time to time in the register maintained by or on behalf of Target in respect of the Target Common Shares;

“Interim Order” means the interim order of the Court, as the same may be amended, in respect of the Arrangement, as contemplated by Section 2.3 providing for, among other things, the calling and holding of the Target Meeting;

“knowledge” means, with respect to either Crosshair or Target, the knowledge of any officer of such party after reasonable inquiry; provided that reasonable inquiry shall not require the inquiry of any third party (other than the respective representatives, directors, officers, employees, agents and advisors of such party and its Subsidiaries);

“Laws” means all statutes, regulations, statutory rules, policies, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body or self-regulatory authority (including the TSX, NYSE Alternext and TSXV), and the term “applicable” with respect to such Law and in the context that refers to one or more persons, means that such Law applies to such person or persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity, statutory body or regulatory authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities;

“Lien” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, lease, option, right of third parties or other charge or encumbrance, including the lien or retained title of a conditional vendor, and any easement, servitude, right of way or other encumbrance on title to real or immovable property or personal or movable property;

“Locked-up Shareholders” means, collectively, David Weisser, Jay Sujir, Greg Davis, Evelyn Cox, Geir L. Liland, Mark J. Morabito, Stewart Wallis, and Sheila Paine;

“Mailing Date” means the date by which the Circular must be mailed in order to hold the Target Meeting on or before March 23, 2009 in accordance with the constating documents of Target and applicable Laws;

“Material Adverse Effect,” when used in connection with Crosshair or Target means any change, effect, circumstance, event or occurrence with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or those of its Subsidiaries, that is, or would be reasonably expected to be, material and adverse to the current or future business, operations, regulatory status, financial condition or results of operations of Crosshair or Target, as the case may be, and its Subsidiaries taken as a whole; provided, however, that a Material Adverse Effect shall not include with respect to any party, any such change, effect, event or occurrence (a) relating to the global economy or securities markets in general; (b) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on Crosshair or Target, as applicable, and its Subsidiaries taken as a whole; (c) resulting from changes in the price of uranium; (d) relating to the rate at which Canadian dollars can be exchanged for United States dollars; or (e) which is a change in the trading price of the publicly traded securities of Crosshair or Target, as applicable, immediately following and reasonably attributable to the public announcement of this Agreement and the matters contemplated hereby;

“Meeting Date” means the date on which the Target Meeting is held;

“Misrepresentation” has the meaning given to such term in the BCSA;

“NYSE Alternext” means NYSE Alternext US LLC;

“person” includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

“Personal Information” means information about an individual transferred to Crosshair by Target, or to Target by Crosshair, as a condition of the Arrangement, but does not include an individual's name, position name or title, business telephone number, business address, business email or business fax number;

“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Schedule C annexed hereto and any amendments or variations thereto made in accordance with Section 7.1 hereof or Article 6 of the Plan of Arrangement or made at the direction of the Court in the Final Order;

“Release” means discharge, spray, inject, inoculate, abandon, deposit, spill, leak, seep, migrate, pour, emit, empty, throw, dump, place or exhaust, and when used as a noun has a similar meaning;

“Representatives” has the meaning ascribed thereto in Section 5.3;

“Subco” has the meaning ascribed thereto in the Preamble;

“Subsidiary” means with respect to a specified person, (a) any corporation, partnership, joint venture, association, limited liability company, unlimited liability company or other person or organization, incorporated or unincorporated, which is a subsidiary as defined in the BCBCA of such specified person, (b) a partnership of which such specified person or another of its Subsidiaries is a general partner or owns beneficially more than 50% of the ownership interests, or (c) a Subsidiary (as defined in clause (a) or (b) hereof) or any person described in clause (a) or (b) hereof of any Subsidiary (as so defined) thereof;

“Superior Proposal” means any bona fide unsolicited Acquisition Proposal received after the date hereof, by a third party, that the board of directors of Target determines in good faith (based upon the advice from its financial advisors and outside legal counsel) (a) is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal, and (b) is fully financed or is reasonably capable of being fully financed, and (c) would, if consummated in accordance with its terms, result in a transaction more favourable to Target Shareholders from a financial point of view than the terms of this Agreement and provides for consideration per Target Common Share that has a value that is greater than the consideration per Target Common Share provided under the terms of this Agreement (or in the case of a sale of Assets, provides consideration to Target that when aggregated with the value of any assets to be retained by Target is greater than the aggregate consideration to be paid pursuant to this Agreement);

“Target” has the meaning ascribed thereto in the Recitals;

“Target Common Shares” means the issued and outstanding common shares in the capital of Target;

“Target Meeting” means the special meeting of Target Shareholders, including any adjournment, adjournments, postponement or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Target Options” means the options to purchase 2,080,000 common shares of Target granted under the Target Stock Option Plan or otherwise as set out on Schedule E hereto;

“Target Securityholders” means, collectively, the holders of Target Common Shares, holders of Target Options and holders of Target Warrants;

“Target Shareholders” means the holders of Target Common Shares;

“Target Stock Option Plan” means Target's Stock Option Plan existing on the date of this Agreement;

“Target SRA Reports” has the meaning ascribed thereto in Section 3.4(a);

“Target Support Agreements” means agreements between the Crosshair Parties and the Locked-up Shareholders pursuant to which such Locked-up Shareholders agree to vote the Target Common Shares beneficially owned or controlled by them as at the date of the Target Meeting in favour of the Arrangement and to otherwise support the Arrangement, as provided therein, substantially in the form attached as Schedule D;

“Target Warrants” means common share purchase warrants to acquire 1,902,750 Target Common Shares as set out on Schedule E hereto;

“Tax” and “Taxes” means, with respect to any person, all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings,

profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes, franchise taxes, license taxes, withholding taxes, payroll taxes, employment taxes, pension plan premiums for government administered pension plans; excise, severance, social security premiums, workers' compensation premiums, unemployment insurance or compensation premiums, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any taxing authority (domestic or foreign) on such entity, and any interest, penalties, additional taxes and additions to tax imposed with respect to the foregoing;

“Tax Returns” includes all returns, reports, declarations, designations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed with any Governmental Entity in respect of Taxes;

“Termination Date” means July 31, 2009;

“Termination Fee” means a fee equal to $100,000;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange; and

“U.S. Tax Code” has the meaning ascribed thereto in the Recitals.

1.2       Interpretation Not Affected by Headings, etc.

            The division of this Agreement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number or a letter refer to the specified Article or Section of this Agreement. The terms “this Agreement,” “hereof,” “herein” and “hereunder” and similar expressions refer to this Agreement (including the Schedules hereto) and not to any particular Article, Section or other portion hereof.

1.3       Rules of Construction

            Unless otherwise specifically indicated or the context otherwise requires, (a) all references to “dollars” or “$” mean Canadian dollars, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders, and (c) “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation.”

1.4       Date For Any Action

            In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5       Schedules

            The following Schedules are annexed to this Agreement and are hereby incorporated by reference into this Agreement and form part hereof:

Schedule A — Appropriate Regulatory Approvals
Schedule B — Form of Arrangement Resolution
Schedule C — Form of Plan of Arrangement
Schedule D — Form of Support Agreement
Schedule E — Target Options and Warrants
Schedule F — Target Subsidiaries

ARTICLE 2
THE ARRANGEMENT

2.1       Implementation Steps by Target

            Target covenants in favour of the Crosshair Parties that Target shall:

(a)	as soon as reasonably practicable, apply under Section 291 of the BCBCA for the Interim Order, and thereafter proceed with and use commercially reasonable efforts to seek the Interim Order;

(b)

lawfully convene and hold the Target Meeting for the purpose of considering the Arrangement Resolution as soon as reasonably practicable, and in any event, on or before March 23, 2009, subject to adjournments or postponements which may be required pursuant to Section 5.6(a);

(c)

subject to obtaining the approvals as are required by the Interim Order, as soon as practicable, but in any event within five Business Days after the Target Meeting, proceed with and diligently pursue the application to the Court for the Final Order approving the Arrangement;

(d)

subject to obtaining the Final Order and the satisfaction or waiver of the other conditions herein contained in favour of each party, as soon as reasonably practicable, take all steps and actions, including without limitation making all necessary filings with Governmental Entities to give effect to the Arrangement prior to the Termination Date;

(e)	instruct counsel acting for it to bring the applications referred to in Sections 2.1(a) and (c) in co-operation with counsel to the Crosshair Parties;

(f)

permit the Crosshair Parties and their counsel to review and comment upon drafts of all material to be filed by Target with the Court in connection with the Arrangement, including the Circular and any supplement or amendment to the Circular contemplated by Section 2.5(c), and provide counsel to the Crosshair Parties on a timely basis with copies of any notice of appearance and evidence served on Target or its counsel in respect of the application for the Interim Order and the Final Order or any appeal therefrom and of any notice (written or oral) received by Target indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order; and

(g)

not file any material with the Court in connection with the Arrangement or serve any such material, and not agree to modify or amend materials so filed or served except as contemplated hereby or with the Crosshair Parties' prior written consent, such consent not be unreasonably withheld or delayed.

2.2       Implementation Steps by the Crosshair Parties

            The Crosshair Parties covenant in favour of Target that the Crosshair Parties shall:

(a)	cooperate with, assist and consent to Target seeking the Interim Order and the Final Order;

(b)

prior to the Effective Time, Crosshair shall use commercially reasonable efforts to obtain any orders required from the applicable Canadian and United States securities regulatory authorities to permit the issuance of the Crosshair Common Shares, or the exchange of the Target Options and Target Warrants and to permit the first resale of the Crosshair Common Shares issuable pursuant to the Arrangement, without any statutory or other hold period and without qualification with, or approval of, or the filing of any prospectus, registration statement or similar document, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Canadian or United States securities regulatory authority under any applicable securities or other Laws or pursuant to the rules and regulations of any Governmental Entity administering such Laws, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions on transfer by reason of, among other things, a holder being a “control person” for purposes of Canadian federal, provincial or territorial securities Laws or an “affiliate” of Crosshair after the Arrangement or within 90 days prior to the date of the Arrangement for purposes of the 1933 Act);

(c)	use its commercially reasonable efforts to cause the Crosshair Common Shares issuable pursuant to the Arrangement to be conditionally approved for listing on the TSX and NYSE Alternext, subject to official notice of issuance to the TSX and NYSE Alternext, prior to the Effective Time; and

(d)

use its commercially reasonable efforts to cause the Crosshair Common Shares issuable upon the exercise of the Target Options and the Target Warrants to be conditionally approved for listing on the TSX and NYSE Alternext, subject to official notice of issuance to the TSX and NYSE Alternext, prior to the Effective Time.

2.3       Interim Order

            The notice of motion for the application referred to in Section 2.1(a) shall request that the Interim Order provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Target Meeting and for the manner in which such notice is to be provided;

(b)

that the requisite approval for the Arrangement Resolution shall, subject to the approval by the Court of the Interim Order, be 662/3% of the votes cast on the Arrangement Resolution by Target Shareholders present in person or by proxy at the Target Meeting (such that each Target Shareholder is entitled to one vote for each Target Common Share held);

(c)

that, in all other respects, the terms, restrictions and conditions of the constating documents of Target, including quorum requirements and all other matters, shall apply in respect of the Target Meeting;

(d)	for the grant of the Dissent Rights; and

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order.

2.4       Plan of Arrangement

            The parties to this Agreement will implement the Plan of Arrangement in accordance with the provisions of this Agreement including Schedule C of this Agreement. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Laws, including the BCBCA. The closing of the transactions contemplated hereby will take place at the offices of Blake, Cassels & Graydon LLP, Suite 2600, 595 Burrard Street, Vancouver, British Columbia at 6:00 a.m. (Vancouver time) on the Effective Date.

2.5       Target Circular

            As promptly as reasonably practicable following the date hereof, Target shall prepare the Circular together with any other documents required by the BCSA, the BCBCA or other applicable Laws in connection with the approval of the Arrangement Resolution by the Target

Shareholders at the Target Meeting, and Target shall give Crosshair a reasonable opportunity to review and comment on all such documentation and all such documentation shall be reasonably satisfactory to Crosshair before it is filed or distributed to Target Securityholders. Target shall incorporate therein all reasonable comments made by the Crosshair Parties and their counsel provided that Crosshair will provide Target with its comments and any proposed additions and deletions within five Business Days after receipt of a draft Circular from Target. If Crosshair shall have advised Target in writing of matters required pursuant to Section 2.7(c) prior to the Target Meeting, Target shall disclose such matters in the Circular (including by amendment or supplement to the Circular if the Circular shall have been previously filed or distributed) and such disclosure shall be reasonably satisfactory to Crosshair before it is filed or distributed to Target Securityholders.

            As promptly as practicable after obtaining the Interim Order and in any event prior to the Mailing Date, Target shall cause the Circular and other documentation required in connection with the Target Meeting to be sent to each Target Securityholder and filed as required by the Interim Order and applicable Laws.

2.6       Securities Compliance

            Crosshair shall take all steps as may be required to cause the Crosshair Common Shares to be issued under the Plan of Arrangement to be issued pursuant to an exemption from the prospectus and registration requirements of applicable Canadian securities Laws and in a transaction exempt from registration under the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act.

2.7       Preparation of Filings

(a)	Crosshair and Target shall cooperate in:

(i)

the preparation of any application for the Interim Order and the Final Order and the preparation of any required registration statements and any other documents reasonably deemed by Crosshair or Target to be necessary to discharge their respective obligations under United States and Canadian federal, provincial, territorial or state securities Laws in connection with the Arrangement and the other transactions contemplated hereby;

(ii)

the taking of all such action as may be required under any applicable United States and Canadian federal, provincial, territorial or state securities Laws (including “blue sky laws”) in connection with the issuance of the Crosshair Common Shares and the exchange of the Target Options and Target Warrants in connection with the Arrangement; provided, however, that neither Crosshair nor Target shall be required to register or qualify as a foreign corporation or to take any action that would subject it to service of process in any jurisdiction where such entity is not now so subject, except as to matters and transactions arising solely from the issuance of the Crosshair Common Shares pursuant to the Arrangement; and

(iii)	the taking of all such action as may be required under the BCBCA in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

(b)

Each of Crosshair and Target shall promptly furnish to the other all information concerning it and its affiliates and securityholders as may be required for the effectuation of the actions described in Sections 2.5 and 2.6 and the foregoing provisions of this Section 2.7, and each covenants that no information furnished by it (to its knowledge in the case of information concerning its securityholders, as applicable) in connection with such actions or otherwise in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement will contain any Misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated in any such document or necessary in order to make any information so furnished for use in any such document not misleading in the light of the circumstances in which it is furnished or in which it is to be used.

(c)

Each of Crosshair and Target shall promptly notify the other if at any time before the Effective Time it becomes aware that the Circular or any application for an order hereunder or a registration statement described in Section 2.2(b) contains any Misrepresentation or any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Circular or such application or registration statement. In any such event, Crosshair and Target shall cooperate in the preparation of any required supplement or amendment to the Circular or such other document, as the case may be, and, if required by applicable Law or the Court, shall cause the same to be distributed to the Target Securityholders or filed with the applicable securities regulatory authorities.

(d)

Target shall ensure that the Circular complies with all applicable Laws and, without limiting the generality of the foregoing, that the Circular does not contain any Misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating to and provided by the Crosshair Parties). Without limiting the generality of the foregoing, Target shall ensure that the Circular complies with National Instrument 51-102 “Continuous Disclosure Requirements” and Form 51-102F5 thereunder adopted by the Canadian Securities Administrators and provides Target Securityholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Target Meeting.

(e)

Target shall (with the Crosshair Parties and the Crosshair Parties’ counsel) diligently do all such acts and things as may be necessary to comply, in all material respects, with National Instrument 54-101 “Communications with Beneficial Owners of Securities of a Reporting Issuer” of the Canadian Securities Administrators in relation to the Target Meeting and, without limiting the generality of the foregoing, shall, in consultation with the Crosshair Parties, use all reasonable efforts to benefit from the accelerated timing contemplated by such policy.

2.8       Solicitation of Proxies

            Target agrees that Crosshair may at any time, directly or through a soliciting dealer, in cooperation with Target, actively solicit proxies in favour of the Arrangement Resolution, subject to Crosshair complying with any Laws applicable to the solicitation of proxies.

2.9       U.S. Tax Treatment

            The Arrangement as set forth in the Plan of Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368 of the U.S. Tax Code. Provided that the Arrangement meets the requirements of a reorganization within the meaning of Section 368(a) of the U.S. Tax Code, each party hereto agrees to treat the Arrangement as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, and agrees to treat this Agreement as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under Section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the U.S. Tax Code that such treatment is not correct. Each party hereto agrees to act in a manner that is consistent with the parties’ intention that the Arrangement be treated as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code for all United States federal income tax purposes. Notwithstanding the foregoing, none of Crosshair, Subco or Target makes any representation, warranty or covenant to any other party or to any Target Securityholder, holder of Crosshair Common Shares or other holder of Target securities or Crosshair securities (including, without limitation, stock options, warrants, debt instruments or other similar rights or instruments) regarding the U.S. tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of Section 368(a) of the U.S. Tax Code or as a tax-deferred reorganization for purposes of any United States state or local income tax law.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF TARGET

            As an inducement to the Crosshair Parties to enter into this Agreement, Target hereby represents and warrants to the Crosshair Parties as follows and acknowledges that the Crosshair

Parties are relying upon such representations and warranties in connection with the matters contemplated by this agreement:

3.1       Organization and Standing

(a)

Target and each of its Subsidiaries has been duly organized or formed and is validly existing and, to the extent such concept is legally recognized, in good standing under the Laws of its jurisdiction of incorporation, continuation, organization or formation, as the case may be, with full corporate or legal power and authority to own, lease and operate its properties and assets and to conduct its businesses as currently owned and conducted. Target and each of its Subsidiaries is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties and assets requires it to so qualify.

(b)

Target has made available to Crosshair complete and correct copies of its notice of articles and articles as well as the constating or constitutional documents of each of its Subsidiaries, in each case as in effect on the date of this Agreement.

(c)

Except for its interest in its Subsidiaries, Target does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

(d)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Target, threatened against the Target or any of its Subsidiaries before any Governmental Entity.

3.2       Authority and No Conflicts

(a)

Target has all requisite corporate power and authority to execute and deliver this Agreement and the other documents related to the transactions contemplated hereunder and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby, subject to the approval of Target's Shareholders, the TSXV and the Court as provided in this Agreement with respect to the Plan of Arrangement. The execution and delivery of this Agreement and the other documents related to the transactions contemplated hereunder by Target and the consummation by Target of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Target are necessary to authorize this Agreement and the other documents related to the transactions contemplated hereunder or to consummate the transactions contemplated hereby or thereby other than the approval of the Target Shareholders and the Court and the filing of such corporate documents under the BCBCA as are provided for in this Agreement.

(b)

Each of this Agreement and the other documents related to the transactions contemplated hereunder has been or will be duly and validly executed and delivered by Target and constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as the same may be limited by bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and by general principles of equity.

(c)

The board of directors of Target has determined by the unanimous approval of all directors (A) that this Agreement and the transactions contemplated hereby and the Arrangement Resolution, are fair to the Target Securityholders and are in the best interests of Target and (B) to recommend that the Target Shareholders vote in favour of the Arrangement Resolution.

(d)

Neither the execution and delivery of this Agreement and all other documents related to the transactions contemplated hereunder by Target nor the performance by it of its obligations hereunder and thereunder and the completion of the transactions contemplated hereby, will:

	(i)	conflict with, or violate any provision of, the constating documents of Target or any of its Subsidiaries;

(ii)

subject to any and all required consents, approvals, orders, authorizations, registrations, declarations or filings being made or obtained, violate or breach any Laws applicable to Target or any of its Subsidiaries;

(iii)

subject to any and all required consents, approvals, orders, authorizations, registrations, declarations or filings being made or obtained, violate or conflict with or result in the breach of, or constitute a default (or an event that with the giving of notice, the passage of time, or both would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or both) to terminate, accelerate, modify or call any obligations or rights under any credit agreement, note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, franchise, permit, concession, easement or other instrument to which Target or any of its Subsidiaries is a party or by which Target or any of its Subsidiaries or its or their property is bound or subject; or

(iv)

result in the imposition of any encumbrance, charge or Lien upon or require the sale or give any person the right to acquire any of Target's assets or the assets of any of its Subsidiaries, or restrict, hinder, impair or limit the ability of Target or any of its Subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on as disclosed by Target to Crosshair.

3.3       Capitalization; Trading in Securities

(a)

The authorized capital of Target consists of 100,000,000 common shares without par value, 100,000,000 class A preferred shares with a par value of $10 each, and 100,000,000 class B preferred shares with a par value of $50 each and, as of the date hereof, there are 12,169,593 Target Common Shares and no preferred shares outstanding and there are no options, warrants, or other securities of Target convertible into or exchangeable for, or other rights to acquire, Target Common Shares outstanding and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of Target other than outstanding Target Options and Target Warrants entitling the holders thereof to acquire an aggregate of 3,982,750 Target Common Shares, as set out on Schedule E hereto.

(b)

All of the Target Common Shares have been duly authorized and are validly issued as fully paid and non-assessable, were not issued in violation of pre- emptive or similar rights or any other agreement or understanding binding upon Target and were issued in compliance with applicable corporate Laws, all applicable securities Laws and the constating documents of Target. All of the outstanding shares and other ownership interests of the Subsidiaries of Target, which are held, directly or indirectly, by Target have been duly authorized and are validly issued, fully paid and non-assessable, were not issued in violation of pre- emptive or similar rights and all such shares and other ownership interests are owned directly or indirectly by Target, free and clear of all Liens, except for restrictions on transfers contained in the constating documents of such entities.

(c)	The Target Common Shares are listed for trading on the TSXV.

(d)

Target is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Target, no investigation or other proceedings involving Target which may operate to prevent or restrict trading of any securities of Target are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

3.4       Reports; Financial Statements

(a)

Target and its Subsidiaries have timely filed all forms, reports, schedules, statements and other documents required to be filed with (i) Canadian securities regulatory authorities (collectively, the “Target SRA Reports”), (ii) any other applicable federal, state, provincial or territorial securities authority, and (iii) any other Governmental Entity, except with respect to clause (iii) of this Section 3.4(a) where the failure to file any such forms, reports, schedules, statements or other documents would not have a Material Adverse Effect on Target (all such forms, reports, schedules, statements and other documents are collectively referred to as the “Target Documents”). The Target Documents at the time filed did not contain any Misrepresentation and complied in all material respects with the requirements of applicable Laws. Target has not filed any confidential material change report with any Canadian securities authority or regulator or any stock exchange that at the date of this Agreement remains confidential.

(b)

The audited consolidated financial statements of Target for the year ended May 31, 2008, together with the auditors’ report thereon and the notes thereto, and the unaudited interim consolidated financial statements of Target for the three months ended August 31, 2008 and the notes thereto contained in the Target SRA Reports (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved, (ii) complied in all material respects with the requirements of applicable securities Laws, (iii) are in accordance with the books and records of Target; (iv) contain and reflect all necessary adjustments for fair presentation of the results of operations and the financial condition of the business of Target for the periods covered thereby, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Target, and (vi) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of Target and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of unaudited financial statements, to normal, recurring audit adjustments none of which will be material, individually or in the aggregate.

(c)	Target does not have any material liability or obligation, whether accrued, absolute, contingent or otherwise not reflected in its latest publicly-disclosed consolidated financial statements.

3.5       Tax Matters

            Target and each of its Subsidiaries has filed in a timely manner all necessary Tax Returns and notices and has paid all applicable Taxes of whatsoever nature required to be paid to the date hereof to the extent that such Taxes have become due or have been alleged to be due and Target is not aware of any Tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to have a Material Adverse Effect on the condition (financial or otherwise), or in the earnings, business, affairs or prospects of Target or its Subsidiaries and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return by Target or any of its Subsidiaries or the payment of any material Tax, governmental charge, penalty, interest or fine against Target or any of its Subsidiaries. There are no material actions, suits, proceedings, investigations or claims now threatened or pending against Target or any of its Subsidiaries which could result in a material liability in respect of Taxes of any Governmental Entity, penalties, interest, fines, assessments or reassessments or any matters under discussion with any Governmental Entity to Taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority.

3.6       Absence of Certain Changes or Events

            Except as disclosed in the Target SRA Reports filed prior to the date of this Agreement, since May 31, 2008, Target and its Subsidiaries have conducted their respective businesses only in the ordinary course in a manner consistent with past practice and there has been no Material Adverse Effect with respect to Target or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Target or which materially and adversely affects the ability of Target to consummate the transactions contemplated hereby or to restrict, hinder, impair or limit the ability of Target or any of its Subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on as disclosed by Target to Crosshair.

3.7       Property and Assets

(a)

Subject to existing royalty rights and the existing contractual rights of third parties which have been publicly disclosed, Target and each of its Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets comprising its material properties (it being understood that certain of the assets of Target and its Subsidiaries consist of options to acquire an interest in mineral properties), free and clear of all Liens, and no other material property rights are necessary for the exploration and development of such material properties, other than surface rights for the development of such material properties.

(b)

Neither Target nor any of its Subsidiaries knows of any claim or the basis for any claim that would reasonably be expected to have a Material Adverse Effect on the right thereof to use, transfer or otherwise exploit the property rights of Target or its Subsidiaries in respect of such material properties and none of Target or any of its Subsidiaries has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to such property rights.

(c)

Subject to existing royalty rights and the existing contractual rights of third parties which have been publicly disclosed, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Target or any of its Subsidiaries of any of its material assets.

3.8       Environmental

            Target and its Subsidiaries are (i) in compliance with applicable Environmental Laws, (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as presently conducted, (iii) have not received notice of any actual or potential liability under any Environmental Laws, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect, (iv) Target and its

Subsidiaries have operated their respective businesses at all times and have received, handled, used, stored, treated, shipped and disposed of all Contaminants without violation of Environmental Laws, (v) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Target or any of its Subsidiaries that have not been remedied, (vi) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Target or any of its Subsidiaries, (vii) neither Target nor any of its Subsidiaries has failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign, the occurrence of any event which is required to be so reported by any Environmental Laws; and (viii) all licences, permits and approvals required under any Environmental Laws in connection with the operation of their respective businesses and the ownership and use of their respective assets, are in full force and effect, and neither Target nor any of its Subsidiaries has received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by its as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitations or conditions, revoked, withdrawn or terminated.

3.9       Litigation

            There are no claims, actions, suits, investigations or other legal proceedings currently pending, or to the knowledge of Target, threatened against Target or any of its Subsidiaries before any court or other Governmental Entity which individually or in the aggregate have, or could reasonably be expected to have, a Material Adverse Effect on Target or any of its Subsidiaries. There is no bankruptcy, liquidation, winding-up or other similar proceedings pending or in progress, or, to the knowledge of Target, threatened against or relating to Target or any of its Subsidiaries before any Governmental Entity. None of Target or any of its Subsidiaries nor any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of Target or any of its Subsidiaries, as the case may be, to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Target or any of its Subsidiaries.

3.10     Brokerage and Finder’s Fees

            Neither Target nor any Subsidiary of Target has entered into any agreement that would entitle any person to any valid claim against Target for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement except for financial advisory fees payable to Bolder.

3.11     Opinion of Financial Advisors

            Bolder has delivered a written opinion for inclusion in the Circular that, as of the date hereof, the consideration under the Arrangement is fair from a financial point of view to the Target Shareholders, subject to the assumptions and limitations described in such opinion.

3.12     U.S. Securities Law Matters

            Target (i) is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, (ii) has no class of securities outstanding that is or is required to be registered under Section 12 of the 1934 Act or that is subject to the reporting requirements of Section 13 or 15(d) of the 1934 Act and (iii) is not registered or required to register as an investment company under the 1940 Act.

3.13     Employment Agreements

            Other than as disclosed by Target:

(a)

none of Target or any of its Subsidiaries is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of Target or any of its Subsidiaries that would be triggered by Target's entering into this Agreement or the completion of the Arrangement;

(b)

none of Target or any of its Subsidiaries has any employee or consultant whose employment or contract with Target or any of its Subsidiaries cannot be terminated by Target or its Subsidiaries, as applicable; and

(c)

none of Target or any of its Subsidiaries (i) is a party to any collective bargaining agreement, (ii) is, to the knowledge of Target, subject to any application for certification or threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement, or (iii) is subject to any current, or to the knowledge or Target, pending or threatened strike or lockout.

3.14     Books and Records

            The corporate records and minute books of Target and its Subsidiaries have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not have a Material Adverse Effect on Target or any of its Subsidiaries. Financial books and records and accounts of Target and its Subsidiaries in all material respects (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice, (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Target and its Subsidiaries, and (iii) accurately and fairly reflect the basis for the consolidated financial statements of Target.

3.15     Subsidiaries

            The only Subsidiaries of Target are as set out on Schedule F hereto, and Target does not own a direct or indirect voting or equity interest of greater than 25% in any corporation that is not a Subsidiary of Target.

3.16     Reporting Status

            Target is a reporting issuer or its equivalent in the provinces of British Columbia and Alberta.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF THE CROSSHAIR PARTIES

            As an inducement to Target to enter into this Agreement, the Crosshair Parties hereby represents and warrants to Target as follows and acknowledge that Target is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

4.1       Organization and Standing

(a)

Crosshair and each of its Subsidiaries has been duly organized or formed and is validly existing and, to the extent such concept is legally recognized, in good standing under the Laws of its jurisdiction of incorporation, organization or formation, as the case may be, with full corporate or legal power and authority to own, lease and operate its properties and assets and to conduct its businesses as currently owned and conducted. Crosshair and each of its Subsidiaries is duly qualified to do business in each jurisdiction in which the nature of the business conducted by it or the ownership or leasing of its properties and assets requires it to so qualify.

(b)

Crosshair has made available to Target complete and correct copies of its notice of articles and articles as well as the constating or constitutional documents of each of its Subsidiaries, in each case as in effect on the date of this Agreement.

(c)

Except for its interest in its Subsidiaries, Crosshair does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person.

(d)

There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress or, to the knowledge of Crosshair, threatened against the Crosshair or any of its Subsidiaries before any Governmental Entity.

4.2       Authority and No Conflicts

(a)

Each of the Crosshair Parties has all requisite corporate power and authority to execute and deliver this Agreement and the other documents related to the transactions contemplated hereunder and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby, subject to the approval of the TSX and NYSE Alternext. The execution and delivery of this Agreement and the other documents related to the transactions contemplated hereunder by the Crosshair Parties and the consummation by the Crosshair Parties of the transactions contemplated by this Agreement have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of the Crosshair Parties are necessary to authorize this Agreement and the other documents related to the transactions contemplated hereunder or to consummate the transactions contemplated hereby or thereby.

(b)

Each of this Agreement and the other documents related to the transactions contemplated hereunder has been or will be duly and validly executed and delivered by the Crosshair Parties and constitutes or will constitute its legal, valid and binding obligation, enforceable against it in accordance with its terms, except as the same may be limited by bankruptcy, insolvency and other applicable Laws affecting creditors' rights generally, and by general principles of equity.

(c)	The board of directors of Crosshair has determined by the approval of its directors that this Agreement and the transactions contemplated hereby are advisable and in the best interests of Crosshair.

(d)

Neither the execution and delivery of this Agreement and all other documents related to the transactions contemplated hereunder by Crosshair and Subco nor the performance by them of their respective obligations hereunder and thereunder and the completion of the transactions contemplated hereby, will:

	(i)	conflict with, or violate any provision of, the constating documents of Crosshair or any of its Subsidiaries;

(ii)

subject to any and all required consents, approvals, orders, authorizations, registrations, declarations or filings being made or obtained, violate or breach any Laws applicable to Crosshair or any of its Subsidiaries;

(iii)

subject to any and all required consents, approvals, orders, authorizations, registrations, declarations or filings being made or obtained, violate or conflict with or result in the breach of, or constitute a default (or an event that with the giving of notice, the passage of time, or both would constitute a default) under, or entitle any party (with the giving of notice, the passage of time or both) to terminate, accelerate, modify or call any obligations or rights under any credit agreement, note, bond, mortgage, indenture, deed of trust, contract, agreement, lease, license, franchise, permit, concession, easement or other instrument to which Crosshair or any of its Subsidiaries is a party or by which Crosshair or any of its Subsidiaries or its or their property is bound or subject; or

(iv)

result in the imposition of any encumbrance, charge or Lien upon or require the sale or give any person the right to acquire any of Crosshair's assets or the assets of any of its Subsidiaries, or restrict, hinder, impair or limit the ability of Crosshair or any of its Subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on as disclosed by Crosshair to Target.

4.3       Capitalization; Trading in Securities

(a)

The authorized capital of Crosshair consists of an unlimited number of common shares without par value and, as of the date hereof, there are 94,865,825 Crosshair Common Shares outstanding and there are no options, warrants, or other securities of Crosshair convertible into or exchangeable for, or other rights to acquire, Crosshair Common Shares outstanding and no person has any agreement, right or privilege capable of becoming such for the purchase, subscription, allotment or issue of any of the unissued securities of Crosshair other than outstanding Crosshair Options and Crosshair Warrants entitling the holders thereof to acquire an aggregate of 26,064,000 Crosshair Common Shares.

(b)

All of the Crosshair Common Shares have been duly authorized and are validly issued and fully paid and non-assessable, were not issued in violation of pre- emptive or similar rights or any other agreement or understanding binding upon Crosshair and were issued in compliance with the BCBCA, all applicable securities Laws and the constating documents of Crosshair. All of the outstanding shares and other ownership interests of the Subsidiaries of Crosshair, which are held, directly or indirectly, by Crosshair have been duly authorized and are validly issued, fully paid and non-assessable, were not issued in violation of pre-emptive or similar rights and all such shares and other ownership interests are owned directly or indirectly by Crosshair, free and clear of all Liens, except for restrictions on transfers contained in the constating documents of such entities.

(c)	The Crosshair Common Shares are listed for trading on the TSX and the NYSE Alternext.

(d)

Crosshair is not subject to any cease trade or other order of any applicable stock exchange or securities regulatory authority and, to the knowledge of Crosshair, no investigation or other proceedings involving Crosshair which may operate to prevent or restrict trading of any securities of Crosshair are currently in progress or pending before any applicable stock exchange or securities regulatory authority.

4.4       Reports; Financial Statements

(a)

Crosshair and its Subsidiaries have timely filed all forms, reports, schedules, statements and other documents required to be filed with (i) Canadian securities regulatory authorities (collectively, the “Crosshair SRA Reports”), (ii) any other applicable federal, state, provincial or territorial securities authority, and (iii) any other Governmental Entity, except with respect to clause (iii) of this Section 4.4(a) where the failure to file any such forms, reports, schedules, statements or other documents would not have a Material Adverse Effect on Crosshair (all such forms, reports, schedules, statements and other documents are collectively referred to as the “Crosshair Documents”). The Crosshair Documents at the time filed did not contain any Misrepresentation and complied in all material respects with the requirements of applicable Laws. Crosshair has not filed any confidential material change report with any Canadian securities authority or regulator or any stock exchange that at the date of this Agreement remains confidential.

(b)

The audited consolidated financial statements of Crosshair for the year ended April 30, 2008, together with the auditors’ report thereon and the notes thereto, and the unaudited interim consolidated financial statements of Crosshair for the six months ended October 31, 2008 and the notes thereto contained in the Crosshair SRA Reports (i) have been prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the periods involved, (ii) complied in all material respects with the requirements of applicable securities Laws, (iii) are in accordance with the books and records of Crosshair; (iv) contain and reflect all necessary adjustments for fair presentation of the results of operations and the financial condition of the business of Crosshair for the periods covered thereby, (v) contain and reflect adequate provision or allowance for all reasonably anticipated liabilities, expenses and losses of Crosshair, and (vi) fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of Crosshair and its Subsidiaries as of the respective dates thereof and for the respective periods covered thereby, subject, in the case of unaudited financial statements, to normal, recurring audit adjustments none of which will be material, individually or in the aggregate.

(c)	Crosshair does not have any material liability or obligation, whether accrued, absolute, contingent or otherwise not reflected in its latest publicly-disclosed consolidated financial statements.

4.5       Tax Matters

            Crosshair and each of its Subsidiaries has filed in a timely manner all necessary Tax Returns and notices and has paid all applicable Taxes of whatsoever nature required to be paid to the date hereof to the extent that such Taxes have become due or have been alleged to be due and Crosshair is not aware of any Tax deficiencies or interest or penalties accrued or accruing, or alleged to be accrued or accruing, thereon where, in any of the above cases, it might reasonably be expected to have a Material Adverse Effect on the condition (financial or otherwise), or in the earnings, business, affairs or prospects of Crosshair or its Subsidiaries and there are no agreements, waivers or other arrangements providing for an extension of time with respect to the filing of any Tax Return by Crosshair or any of its Subsidiaries or the payment of any material

Tax, governmental charge, penalty, interest or fine against Crosshair or any of its Subsidiaries. There are no material actions, suits, proceedings, investigations or claims now threatened or pending against Crosshair or any of its Subsidiaries which could result in a material liability in respect of Taxes of any Governmental Entity, penalties, interest, fines, assessments or reassessments or any matters under discussion with any Governmental Entity to Taxes, governmental charges, penalties, interest, fines, assessments or reassessments asserted by any such authority.

4.6       Absence of Certain Changes or Events

      Except as disclosed in the Crosshair SRA Reports filed prior to the date of this Agreement, since April 30, 2008, Crosshair and its Subsidiaries have conducted their respective businesses only in the ordinary course in a manner consistent with past practice and there has been no Material Adverse Effect with respect to Crosshair or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Crosshair or which materially and adversely affects the ability of Crosshair to consummate the transactions contemplated hereby or to restrict, hinder, impair or limit the ability of Crosshair or any of its Subsidiaries to carry on their respective businesses as and where they are now being carried on or as contemplated to be carried on as disclosed by Crosshair to Target.

4.7       Property and Assets

(a)

Subject to existing royalty rights and the existing contractual rights of third parties which have been publicly disclosed, Crosshair and each of its Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material property or assets comprising its material properties (it being understood that certain of the assets of Crosshair and its Subsidiaries consist of options to acquire an interest in mineral properties), free and clear of all Liens, and no other material property rights are necessary for the exploration and development of such material properties, other than surface rights for the development of such material properties.

(b)

Neither Crosshair nor any of its Subsidiaries knows of any claim or the basis for any claim that would reasonably be expected to have a Material Adverse Effect on the right thereof to use, transfer or otherwise exploit the property rights of Crosshair or its Subsidiaries in respect of such material properties and, except as disclosed to Crosshair, none of Crosshair or any of its Subsidiaries has any responsibility or obligation to pay any material commission, royalty, licence fee or similar payment to any person with respect to such property rights.

(c)

Subject to existing royalty rights and the existing contractual rights of third parties which have been publicly disclosed, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from Crosshair or any of its Subsidiaries of any of its material assets.

4.8       Environmental

            Crosshair and its Subsidiaries are (i) in compliance with applicable Environmental Laws, (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as presently conducted and (iii) have not received notice of any actual or potential liability under any Environmental Laws, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability could not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

4.9       Litigation

            There are no claims, actions, suits, investigations or other legal proceedings currently pending, or to the knowledge of Crosshair, threatened against Crosshair or any of its Subsidiaries before any court or other Governmental Entity which individually or in the aggregate have, or could reasonably be expected to have, a Material Adverse Effect on Crosshair or any of its Subsidiaries.

4.10       Brokerage and Finder’s Fees

            Neither Crosshair nor any Subsidiary of Crosshair has entered into any agreement that would entitle any person to any valid claim against Crosshair for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement.

4.11       U.S. Securities Law Matters

            Crosshair (i) is a “foreign private issuer” as defined in Rule 405 under the 1933 Act, (ii) has a class of common shares outstanding that is registered under Section 12(b) of the 1934 Act and that is subject to the reporting requirements of Section 13 of the 1934 Act, (iii) has no class of securities outstanding that is subject to the reporting requirements of Section 15(d) of the 1934 Act, (iv) is not registered or required to register as an investment company under the 1940 Act and (v) is not a “shell company”, as such term is defined in Rule 405 under the 1933 Act.

ARTICLE 5
COVENANTS AND AGREEMENTS

5.1       Covenants of Target

(a)

Target agrees as follows from the date of this Agreement until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article 7, in each case except with the consent of Crosshair to any deviation therefrom, or as expressly contemplated in this Agreement or the Plan of Arrangement:

(i)

Each of Target and its Subsidiaries shall (A) carry on its businesses in the usual and ordinary course consistent with past practices, (B) use commercially reasonable efforts to preserve intact its present business organizations and material rights and franchises, to keep available the services of its current officers and employees, and to preserve its relationships with those having business dealings with it, and (C) maintain and keep its material properties and assets in as good repair and condition as at the date of this Agreement, subject to ordinary wear and tear, all to the end that its goodwill and ongoing businesses shall not be impaired in any material respect at the Effective Time.

(ii)

Target shall not, and it shall not permit any of its Subsidiaries to: (A) declare, set aside or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, in cash, stock property or otherwise; (B) split, combine, subdivide or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock; (C) issue, sell, pledge, reserve, set aside, dispose of, grant or encumber, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its capital stock (including any phantom interest or other right linked to the price of the Target Common Shares), or authorize any of the foregoing, except as required by the terms of any Target Securities outstanding on the date of this Agreement; or (D) enter into or announce any agreement or arrangement with respect to the sale, voting, registration or repurchase of any shares of its capital stock or any security convertible into or exchangeable for such shares.

(iii)

Target shall not, nor shall it permit any of its Subsidiaries to authorize, make or commit to make any expenditures (including capital expenditures and capital lease obligations) in excess of $5,000 individually or in the aggregate except for (A) reoccurring expenditures such as office rental, salaries, office expenses, (B) payment of outstanding obligations existing on the date of this Agreement, (C) payments made to legal advisors, financial advisors and other third parties in connection with the Arrangement and (D) expenditures in accordance with the operating plan and budget as disclosed to Crosshair.

(iv)

Target shall not, nor shall it permit any of its Subsidiaries to, reorganize, recapitalize, consolidate, dissolve, liquidate, amalgamate or merge with any other person, nor acquire or agree to acquire, by amalgamating, merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or person or otherwise acquire or agree to acquire any assets of any other person.

(v)

Target shall not, nor shall it permit any of its Subsidiaries to sell, pledge, encumber, lease (whether such lease is an operating or capital lease) or otherwise dispose of any assets (other than relating to transactions between two or more wholly-owned Target Subsidiaries or between a wholly-owned Subsidiary and Target) except in the ordinary course of business.

(vi)

Target shall not, nor shall it permit any of its Subsidiaries to, (A) incur any indebtedness for borrowed money or purchase money indebtedness or assume, guarantee, endorse or enter into a “keepwell” or similar arrangement with respect to, any indebtedness, other than (1) indebtedness between Target and any of its Subsidiaries, and (2) indebtedness incurred to Crosshair, (B) enter into any material operating lease or create any Liens on the property of Target or any of its Subsidiaries in connection with any indebtedness or (C) refinance any debt.

(vii)

Except as required by applicable Law or any agreement to which Target or any of its Subsidiaries is a party on the date of this Agreement, Target shall not, nor shall it permit any of its Subsidiaries to:

(A)

without the consent of Crosshair, such consent not to be unreasonably withheld, increase the amount of or accelerate the payment or vesting of, any benefit or amount payable under, any employee benefit plan or any other contract, agreement, commitment, arrangement, plan or policy providing for compensation or benefits to any former, present or future director, officer or employee of Target or any of its Subsidiaries, except for such increases that are in the ordinary course of business for non- management employees and pursuant to management agreements to be entered into, as disclosed to Crosshair;

(B)

without the consent of Crosshair, such consent not to be unreasonably withheld, increase or enter into any commitment or arrangement to increase the compensation or benefits, or otherwise to extend, expand or enhance the engagement, employment or any related rights, of any former, present or future director, officer, employee or consultant of Target or any of its Subsidiaries, except for such increases that are in the ordinary course of business for non-management employees and pursuant to management agreements to be entered into, as disclosed to Crosshair;

	(C)	amend, vary or modify the Target Stock Option Plan or any options outstanding thereunder; or

(D)

except as otherwise disclosed to Crosshair, adopt, establish, enter into or implement any employee benefit plan, policy, severance or termination agreement providing for any form of benefits or other compensation to any former, present or future director, officer or employee of Target or any of its Subsidiaries or amend any employee benefit plan, policy, severance or termination agreement, except for such adoption, establishment, entering into or implementation as are in the ordinary course of business for non- management employees and pursuant to management agreements to be entered into, as disclosed to Crosshair.

(viii)

Target shall not, nor shall it permit any of its Subsidiaries to, without the consent of Crosshair, such consent not to be unreasonably withheld, hire or retain any new officers, employees or consultants.

(ix)	Target shall not, nor shall it permit any of its Subsidiaries to, amend or propose to amend its constating documents.

(x)

Target shall not, nor shall it permit any of its Subsidiaries to, pay, discharge, satisfy, compromise or settle any claims, obligations or liabilities prior to the same being due which, individually or in the aggregate, are in excess of $5,000.

(xi)

Except in the ordinary course of business, Target shall not, nor shall it permit any of its Subsidiaries to, (A) enter into, terminate or waive any provision of, exercise any option or relinquish any contractual rights under, or modify in any material respect any contract, agreement, guarantee, lease commitment or arrangement material to it or any contract which involves payments or receipts by Target or any of its Subsidiaries of more than $5,000 over the term of such contract, or (B) waive, transfer, grant or release any claims or potential claims of material value or (C) waive any benefits of, or agree to modify in any respect, or terminate, release or fail to enforce, or consent to any material matter with respect to which consent is required, under, any confidentiality, standstill or similar agreement to which Target or any of its Subsidiaries is a party or which Target or any of its Subsidiaries is a beneficiary.

(xii)

Target shall not, nor shall it permit any of its Subsidiaries to, make any changes to the existing accounting practices, methods and principles relating to Target or any Subsidiary of Target except as required by Law or by Canadian generally accepted accounting principles as advised by Target's or such Subsidiary's regular independent accountants, as the case may be.

(xiii)	Target shall not, nor shall it permit any of its Subsidiaries to, (A) make, change or rescind any material tax election, (B) take any action, or omit to take any action, in either case inconsistent with past practice, relating to the filing of any Tax Return or the payment of any Tax (except as otherwise required by Law), (C) settle any material Tax claim or assessment, (D) surrender any right or claim to a Tax refund, or (E) amend any of its transfer pricing policies.

(xiv)

Target shall not take any action to exempt from, waive or make not subject to (including redemption of outstanding rights) any take-over Law or other Law that purports to limit or restrict business combinations or the ability to acquire or vote shares, any person (other than Crosshair and its Subsidiaries) or any action taken thereby including any take-over bid, which person or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom. Target shall not nor shall it permit any Subsidiary to, enter into any confidentiality or standstill agreement except as permitted by Section 5.5, amend, release any third party from its obligations or grant any consent under any confidentiality or standstill provision or fail to fully enforce any such provision.

(xv)

Target shall not, nor shall it permit any of its Subsidiaries to, take or fail to take any action which would cause any of Target's representations or warranties hereunder to be untrue in any respect or would be reasonably expected to prevent or materially impede, interfere with or delay the Arrangement or which would cause the conditions set forth in Section 6.2(b) not to be satisfied.

(xvi)

Target shall not, nor shall it permit any of its Subsidiaries to, amend, modify or terminate any insurance policy in effect on the date of this Agreement, except for scheduled renewals of any insurance policy in effect on the date hereof in the ordinary course of business consistent with past practice or in respect of any acquisition or disposition of any non- material property, plant and/or equipment in the ordinary course of business.

(xvii)	Target shall not, nor shall it permit any of its Subsidiaries to, (A) cancel any material indebtedness, or (B) waive, transfer, grant or release any claims or potential claims of material value.

(xviii)

Target shall not, nor shall it permit any of its Subsidiaries to, enter into any recognition agreement, collective agreement, works council agreement or similar agreement with any trade union or representative body other than with the prior approval of Crosshair, acting reasonably.

(b)	Target shall promptly advise Crosshair in writing:

(i)

of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of Target contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date) in any material respect;

	(ii)	of any Material Adverse Effect on Target or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Target; and

	(iii)	of any material breach by Target of any covenant, obligation or agreement contained in this Agreement.

(c)

Target shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause its Subsidiaries to, perform all obligations required to be performed by Target or any of its Subsidiaries under this Agreement, cooperate with Crosshair in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Target shall:

(i)

subject to Sections 5.5 and 5.6 solicit from the Target Shareholders proxies in favour of approval of the Arrangement Resolution (in a commercially reasonable manner) and use commercially reasonable efforts to obtain the approval by Target Shareholders of the Arrangement Resolution;

(ii)

subject to the last sentence of Section 5.6(a), not adjourn, postpone or cancel (or propose adjournment, postponement or cancellation of) the Target Meeting without Crosshair's prior written consent except as required by Law or, in the case of adjournment, as may be required by Target Shareholders as expressed by majority resolution;

	(iii)	use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 6 hereof;

(iv)

as soon as practicable apply for and use commercially reasonable efforts to obtain all Appropriate Regulatory Approvals required to be obtained by Target or any of its Subsidiaries in order for Target to consummate the transactions contemplated hereby and, in doing so, to keep Crosshair reasonably informed as to the status of the proceedings and any material discussions or correspondence related to obtaining such Appropriate

Regulatory Approvals, including, but not limited to, providing Crosshair the opportunity to be present for all communications with any Governmental Entity and providing Crosshair with copies of all related applications and notifications, in draft and final form, in order for Crosshair to provide its reasonable comments and all such applications and notifications shall be subject to the prior approval of Crosshair, acting reasonably;

(v)

apply for and use commercially reasonable efforts to obtain the Interim Order and the Final Order, which Final Order shall be applied for on the basis that it shall be effective only upon Target notifying the Court that the Appropriate Regulatory Approvals have been obtained;

(vi)

carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on Target or its Subsidiaries with respect to the transactions contemplated hereby and by the Arrangement;

(vii)

diligently defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(viii)

use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby;

(ix)

effect all necessary registrations, filings and submissions of information required by Governmental Entities from Target or any of its Subsidiaries in connection with the transactions contemplated hereby;

(x)	consult with Crosshair prior to making publicly available its financial results for any period after the date of this Agreement and prior to filing any Target SRA Reports; and

(xi)

use commercially reasonable efforts to obtain all waivers, consents and approvals from other parties to loan agreements, leases or other contracts required to be obtained by Target or a Subsidiary of Target to consummate the transactions contemplated hereby which the failure to obtain would materially and adversely affect the ability of Target or its Subsidiaries to consummate the transactions contemplated hereby.

(d)

The board of directors of Target shall recommend to the Target Shareholders the approval of the Arrangement Resolution, provided that, notwithstanding any other provision of this Agreement, the board of directors of Target may withdraw, modify or change its recommendation if such withdrawal, modification or change is permitted by, and made in accordance with, the provisions of Section 5.5 and prior to the approval of the Arrangement Resolution by the Target Shareholders.

(e)	Target shall have delivered Target Support Agreements from the Locked-up Shareholders prior to, or contemporaneously with, the execution of this Agreement.

5.2       Covenants of the Crosshair Parties

(a)	Crosshair shall promptly advise Target in writing:

(i)

of any event, condition or circumstance that might be reasonably expected to cause any representation or warranty of the Crosshair Parties contained in this Agreement to be untrue or inaccurate on the Effective Date (or, in the case of any representation or warranty made as of a specified date, as of such specified date) in any material respect; and

	(ii)	of any material breach by the Crosshair Parties of any covenant, obligation or agreement contained in this Agreement.

(b)

Crosshair shall use its commercially reasonable efforts to, and shall use its commercially reasonable efforts to cause Subco and its other Subsidiaries to, perform all obligations required to be performed by Crosshair, Subco or any of Crosshair’s other Subsidiaries under this Agreement, cooperate with Target in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Crosshair shall:

	(i)	use commercially reasonable efforts to satisfy or cause to be satisfied as soon as reasonably practicable all the conditions precedent that are set forth in Article 6 hereof;

(ii)

as soon as practicable apply for and use commercially reasonable efforts to obtain all Appropriate Regulatory Approvals required to be obtained by Crosshair or Subco in order for Crosshair to consummate the transactions contemplated hereby and, in doing so, to keep Target reasonably informed as to the status of the proceedings and any material discussions or correspondence related to obtaining such Appropriate Regulatory Approvals, including, but not limited to, providing Target the opportunity to be present for all communications with any Governmental Entity and providing Target with copies of all related applications and notifications, in draft and final form, in order for Target to provide its reasonable comments and all such applications and notifications shall be subject to the prior approval of Target, acting reasonably;

(iii)

carry out the terms of the Interim Order and the Final Order applicable to it and use commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on the Crosshair Parties with respect to the transactions contemplated hereby and by the Arrangement;

(iv)

diligently defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(v)

use commercially reasonable efforts to have lifted or rescinded any injunction or restraining order or other order which may adversely affect the ability of the parties to consummate the transactions contemplated hereby; and

(vi)

effect all necessary registrations, filings and submissions of information required by Governmental Entities from Crosshair or any of its Subsidiaries in connection with the transactions contemplated hereby.

(c)

Crosshair covenants and agrees that, during the period of the date of this Agreement until the earlier of the Effective Date and the time that this Agreement is terminated in accordance with its terms, unless Target shall otherwise agree in writing or as is otherwise expressly permitted or specifically contemplated by this Agreement, Crosshair shall not directly or indirectly:

	(i)	make any amendment to its constating documents that would have a Material Adverse Effect on the ability of Crosshair to consummate the transactions contemplated hereby or to change its share capital;

	(ii)	split, combine, subdivide or reclassify any of its capital stock;

(iii)

permit any of its Subsidiaries to reorganize, recapitalise, consolidate, dissolve, liquidate, amalgamate or merge with any other person where such action would have a Material Adverse Effect on the ability of Crosshair to consummate the transactions contemplated hereby; or

(iv)

declare, set aside or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interest, in cash, stock, property or otherwise, except for dividends or distributions or return of capital payable by a Subsidiary of Crosshair to Crosshair or a wholly-owned Subsidiary of Crosshair.

5.3       Access to Information

(a)	Subject to Section 5.3(b) and applicable Laws, upon reasonable notice to the chief executive officer of Target or Crosshair, as applicable, each of Target and

Crosshair shall (and shall cause each of its Subsidiaries and their respective representatives, officers, directors, employees and agents to) afford the officers, employees, and other authorized representatives and advisors (including financial advisors, counsel & accountants) (collectively the “Representatives”) of the other party access, during normal business hours from the date of this Agreement and until the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with Article 7, to its respective properties, books, contracts and records, as well as to its management personnel; provided that such access shall be provided on a basis that minimizes the disruption to the operations of Target and Crosshair, as applicable. During such period, Target and Crosshair, as applicable, shall (and shall cause each of its Subsidiaries to) furnish promptly to the other party all information concerning Target’s or Crosshair’s, as the case may be, and its Subsidiaries’ business, properties and personnel as is reasonably requested.

(b)

The Crosshair Parties and Target acknowledge that certain information received pursuant to Section 5.3(a) will be non-public or proprietary in nature and as such will be deemed to be “Confidential Information”. The Crosshair Parties and Target further acknowledge their obligation to maintain the confidentiality of such Confidential Information and will exercise the same degree of care that it uses to safeguard its own Confidential Information. If any material is withheld by Crosshair or Target or their respective Subsidiaries because of the confidential nature of such material, or otherwise, each shall inform the other as to the general nature of what is being withheld.

5.4       Indemnification

      Crosshair agrees that all rights to indemnification existing as of the date of this Agreement for acts or omissions occurring on or prior to the Effective Time in favour of the directors or officers of Target as provided in its constating documents or in written contracts in effect on the date of this Agreement, shall survive the Arrangement and shall continue in full force and effect until the earlier of the expiration of the applicable statute of limitations with respect to any claims against directors or officers of Target arising out of such acts or omissions and the sixth anniversary of the Effective Date, and Crosshair hereby assumes, effective upon consummation of the Arrangement, all such liability with respect to any matters arising prior to the Effective Time.

5.5       Covenants Regarding Non-Solicitation

(a)

Target shall, and shall direct and cause its Representatives and its Subsidiaries and their Representatives to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Target and in connection therewith, Target shall request (and exercise all rights it has to require) the return of information regarding Target and its Subsidiaries previously provided to such parties under confidentiality agreements and shall request, to the extent it is entitled to do so under such confidentiality agreements (and exercise all rights it has to require) the destruction of all materials including or incorporating any confidential information regarding Target and its Subsidiaries.

(b)

Subject to Section 5.6, Target agrees that it shall not, and shall not authorize or permit any of its Subsidiaries or any of its or its Subsidiaries' Representatives, directly or indirectly, to (i) solicit, initiate, encourage or facilitate, including by way of furnishing information or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal, (ii) participate in any discussions or negotiations regarding any Acquisition Proposal, (iii) withdraw, modify, qualify or change in a manner adverse to Crosshair Parties, or publicly propose to withdraw, modify, qualify or change in a manner adverse to the Crosshair Parties the approval, recommendation or declaration of advisability of the board of directors of Target of the transactions contemplated hereby (it being understood that failing to affirm the approval or recommendation of the board of directors of Target of the transactions contemplated hereby after an Acquisition Proposal has been publicly announced shall be considered an adverse modification), (iv) approve or recommend any Acquisition Proposal or (v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring Target to abandon, terminate or fail to consummate the Arrangement or providing for the payment of any break, termination or other fees or expenses to any person in the event that Target or any of its Subsidiaries completes the transactions contemplated hereby or any other transaction with Crosshair or any of its affiliates agreed to prior to any termination of this Agreement. Notwithstanding the preceding sentence and any other provisions of this Agreement, the board of directors of Target may, prior to the approval of the Arrangement by the Target Shareholders, consider, participate in any discussions or negotiations with, or provide information in accordance with the last sentence of this paragraph to, any person who has delivered a bona fide written Acquisition Proposal which was not solicited after the date of this Agreement and did not prior to the delivery of such Acquisition Proposal otherwise result from a breach of this Section 5.5 and that the board of directors of Target determines in good faith, after consultation with its financial advisors and outside legal counsel, could reasonably be expected to lead to a Superior Proposal; provided, however, that prior to taking any such action, (x) the board of directors of Target must receive advice of outside counsel that it is necessary for the board of directors of Target to take such action in order to discharge properly its fiduciary duties, and (y) Target must obtain a confidentiality agreement from the person making such Acquisition Proposal; provided further that Target shall not commence or participate in discussions or negotiations with, or provide information to any person who has delivered an unsolicited bona fide written Acquisition Proposal until 24 hours after Target shall have advised Crosshair of its determination that such Acquisition Proposal could reasonably be expected to lead to a Superior Proposal and of its intention to take such actions. Target shall not consider, negotiate, accept, approve or recommend an Acquisition Proposal or provide information to any person proposing an Acquisition Proposal, in each case after the date of the approval of the Arrangement by the Target Shareholders. If Target receives a request for material non-public information from a person who has made an unsolicited bona fide written Acquisition Proposal and Target is permitted, as contemplated under the second sentence of this Section 5.5(b), to negotiate the terms of such Acquisition Proposal, then, and only in such case, the board of directors of Target may, subject to the execution by such person of the confidentiality agreement as described in (y) above, provide such person with access to information regarding Target; provided that Target sends a copy of any such confidentiality agreement to Crosshair promptly upon its execution and Crosshair is provided with a list of, and copies of, the information provided to such person and is immediately provided with access to similar information to which such person was provided.

(c)

From and after the date of this Agreement, Target shall promptly (and in any event within 48 hours) notify Crosshair, at first orally and then in writing, of any inquiries, proposals or offers relating to or constituting an Acquisition Proposal, or any request for non-public information relating to Target or any of its Subsidiaries. Such notice shall include a description of the terms and conditions of any proposal, inquiry or offer, the identity of the person making such proposal, inquiry or offer and provide such other details of the proposal, inquiry or offer as Crosshair may reasonably request. Target shall keep Crosshair fully informed on a prompt basis of the status, including any change to the material terms, of any such inquiry, proposal or offer.

(d)

Target shall ensure that its officers, directors and employees and its Subsidiaries and their officers, directors and employees and any financial advisors or other advisors or representatives retained by it are aware of the provisions of this Section 5.5, and it shall be responsible for any breach of this Section 5.5 by such officers, directors, employees, financial advisors or other advisors or representatives.

5.6       Right to Accept a Superior Proposal

(a)

If Target has complied with Section 5.5 with respect thereto, Target may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal prior to the approval of the Arrangement by the Target Shareholders and terminate this Agreement if, and only if (with the exception of a confidentiality agreement the execution of which shall not be subject to the conditions of this Section 5.6), (i) Target has provided Crosshair with a copy of the Superior Proposal document, (ii) five Business Days shall have elapsed from the date Crosshair received written notice (a "Section 5.6 Notice") advising Crosshair that Target's board of directors has resolved, subject only to compliance with this Section 5.6, to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, specifying the terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal, (iii) Target's board of directors has determined in good faith (based upon the opinion of its outside legal counsel) that it is necessary for the board of directors of Target to take such action in order to discharge properly its fiduciary duties and thereby withdrawing or modifying its approval or recommendation of this Agreement and approving or recommending such Superior Proposal, (iv) such Superior Proposal does not provide for the payment of any break, termination or other fees or expenses to the other party in the event that Target or any of its Subsidiaries completes the transactions contemplated by this Agreement or any similar other transaction with Crosshair or any of its affiliates agreed to prior to any termination of this Agreement (for greater certainty, this paragraph (iv) does not apply in connection with any agreement entered into by Target following: (A) termination of this Agreement and (B) payment to Crosshair of any Termination Fee payable to Crosshair under Section 7.4 taking into account any revised proposal made by Crosshair since receipt of the Section 5.6 Notice), such Superior Proposal remains a Superior Proposal and the Target board of directors has again made the determinations referred to in this Section 5.6(a), and (v) Target has previously or concurrently will have paid to Crosshair the Termination Fee payable under Section 7.4. In the event that Target provides Crosshair with a Section 5.6 Notice on a date that is less than five Business Days prior to the Target Meeting, Target shall adjourn the Target Meeting to a date that is not less than seven Business Days and not more than 30 Business Days after the date of the Section 5.6 Notice.

(b)

During the period referred to in Section 5.6(a)(ii), Target agrees that Crosshair shall have the right, but not the obligation, to offer to amend the terms of this Agreement. The board of directors of Target will review any proposal by Crosshair to amend the terms of this Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Crosshair's amended proposal upon acceptance by Target would result in such Superior Proposal ceasing to be a Superior Proposal. If the board of directors of Target so determines, it will enter into an amended agreement with Crosshair reflecting Crosshair's amended proposal. If the board of directors of Target continues to believe, in good faith and after consultation with financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects Crosshair's amended proposal, Target may, on termination of this Agreement in accordance with Section 7.2(c)(iv) and payment of the termination fee as required pursuant to Section 7.4 accept, approve, recommend or enter into an agreement, understanding or arrangement in respect of such Superior Proposal.

(c)

Target also acknowledges and agrees that each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Section 5.5 and the requirement under clause (ii) of Section 5.6(a) to initiate an additional notice period of five Business Days.

5.7       Board of Directors of Crosshair

(a)

In conjunction with the completion of the Arrangement, Crosshair shall have eight directors and its board of directors will include the following individuals: Jay Sujir, Mark J. Morabito, Ian Smith, David Ying Tat Lee, Leo Power, Chris Collingwood, Derrick (Rick) Gill, and Stewart Wallis.

5.8       Officers of Crosshair

            Crosshair and Target hereby agree that, upon completion of the Arrangement, the newly constituted board of directors of Crosshair shall pass such resolutions as are necessary to appoint the following individuals as officers of Crosshair: Mark J. Morabito (CEO), Stewart Wallis (President), Joseph Miller (CFO), Evelyn Cox (VP Corporate Development), and Sheila Paine (Corporate Secretary).

5.9       Proxies Received and Dissent Notices

            Target shall advise the Crosshair Parties:

(a)

as reasonably requested, and if requested on a daily basis on each of the last seven Business Days prior to the Target Meeting, as to the aggregate tally of the proxies and votes received in respect of the Target Meeting; and

(b)	of any written notice of dissent, withdrawal of such notice, and any other instruments received by Target pursuant to the Dissent Rights.

5.10     Closing Matters

            Each of the Crosshair Parties and Target shall deliver, at the Effective Time, such customary certificates, resolutions and other closing documents as may be required by the other parties hereto, acting reasonably.

5.11     Privacy Matters

(a)

Each of Target and Crosshair acknowledges that certain information provided to the other party in connection with the transactions contemplated hereunder constitutes Personal Information (the “Disclosed Personal Information”), that the disclosure of the Disclosed Personal Information relates solely to the carrying on of the business, or the completion of the Arrangement and that such Disclosed Personal Information:

	(i)	may not be used for any purpose other than those related to the performance of this Agreement;

(ii)

must be kept strictly confidential and Target and Crosshair shall ensure that access to such Personal Information shall be restricted to those Representatives of the recipient of such Personal Information who have a bona fide need access to such information and shall instruct those Representatives to protect the confidentiality of such information in a manner consistent with such party’s obligations hereunder; and

(iii)

upon the expiry or termination of this Agreement, or otherwise upon the request of the disclosing party, the recipient party shall forthwith cease all use of the Disclosed Personal Information acquired by recipient party in connection with this Agreement and will return to the disclosing party or, at the disclosing party’s request, destroy in a secure manner the Disclosed Personal Information (and any copies).

(b)	In addition:

(i)

each of Target and Crosshair agrees to employ appropriate technology and procedures to prevent accidental loss or corruption of such Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of the Disclosed Personal Information;

(ii)

each of Target and Crosshair agrees to promptly notify the other of all inquiries, complaints, requests for access, and claims of which it is made aware in connection with the Disclosed Personal Information. Target and Crosshair shall fully co-operate with one another, with the persons to whom the Disclosed Personal Information relates, and any Governmental Entity charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims; and

(iii)

if the Arrangement is completed, each of Target and Crosshair may disclose additional Personal Information of their respective employees, customers, directors and officers to the other party and its Representatives on condition that:

(A)

Target and Crosshair and their respective Representatives must only use or disclose such Personal Information for the same purposes for which it was collected, used or disclosed by the disclosing party, and

	(B)	the employees, customers, directors, officers and shareholders whose Personal Information is disclosed are notified that:

		(I)	the Arrangement has taken place, and

		(II)	the personal information about them has been disclosed to the other party and its Representatives.

ARTICLE 6
CONDITIONS

6.1       Mutual Conditions Precedent

            The respective obligations of the parties hereto to consummate the Arrangement shall be subject to the satisfaction of the following conditions on or before the Effective Date:

(a)	the Arrangement shall have been approved by the Target Shareholders at the Target Meeting in the manner required by applicable Laws and including any conditions imposed by the Interim Order;

(b)

the Interim Order and the Final Order shall have been obtained in a form and on terms satisfactory to each of Crosshair and Target, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(c)

no provision of any applicable Laws and no judgment, injunction, order or decree shall be in effect which restrains or enjoins or otherwise prohibits the consummation of the Arrangement of the transactions contemplated by this Agreement;

(d)

the Crosshair Common Shares issuable at the Effective Time pursuant to the Arrangement shall be issued pursuant to exemptions from the registration and prospectus requirements of applicable Canadian securities Laws and issued in a transaction exempt from registration under the 1933 Act pursuant to Section 3(a)(10) of the 1933 Act and the Crosshair Common Shares issued under the Plan of Arrangement and issuable upon the exercise of the Target Options and the Target Warrants shall have been conditionally approved for listing on the TSX and NYSE Alternext, subject to official notice of issuance to the TSX and NYSE Alternext;

(e)	the Appropriate Regulatory Approvals shall have been obtained and be in full force and effect and shall not be subject to any stop-order or proceeding seeking a stop-order or revocation;

(f)

all other consents, waivers, permits, orders and approvals of any Governmental Entity, the TSX, NYSE Alternext and the TSX-V, and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure to obtain which or the non-expiry of which would constitute a criminal offense, or would, individually or in the aggregate, have a Material Adverse Effect on Crosshair or Target after the Effective Time, shall have been obtained or received; and

(g)	other than in the normal course of business, (i) except as otherwise agreed to by Crosshair and Target, there shall have been no material change in the employment arrangements of any senior officer of Target or any Subsidiary thereof from the date hereof and (ii) neither Target nor any Subsidiary thereof shall have hired any additional senior officers.

6.2       Additional Conditions Precedent to the Obligations of the Crosshair Parties

            The obligations of the Crosshair Parties to consummate the Arrangement shall be subject to the satisfaction of the following conditions (each of which is for the exclusive benefit of the Crosshair Parties and may be waived by Crosshair on behalf of the Crosshair Parties) on or before the Effective Date:

(a)	Target shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by it on or before the Effective Time;

(b)

each of the representations and warranties of Target under this Agreement shall be true and correct in all material respects on the date of this Agreement and as of the Effective Date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on Target;

(c)

since the date of this Agreement, there shall have been no Material Adverse Effect with respect to Target or any event, occurrence or development which would be reasonably expected to have a Material Adverse Effect on Target or which would materially and adversely affect the ability of Target to consummate the transactions contemplated hereby;

(d)

Crosshair shall have received a certificate of Target addressed to the Crosshair Parties and dated the Effective Date, signed on behalf of Target by two authorized signatories of Target, confirming that the conditions in Sections 6.2(a), (b) and (c) have been satisfied;

(e)

there shall not be any action taken, any Law enacted, entered, enforced or deemed applicable by any Governmental Entity or pending or threatened any suit, action or proceeding by any Governmental Entity in connection with the grant of any Appropriate Regulatory Approval or otherwise (i) seeking to prohibit or restrict the acquisition by Crosshair or any of its Subsidiaries of any Target Common Shares, (ii) challenging or seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from Target or Crosshair any damages that are material in relation to Target and its Subsidiaries taken as a whole, (iii) seeking to prohibit or materially limit the ownership or operation by Crosshair or any of its Subsidiaries of any material portion of the business or assets of Crosshair, Target or any of their respective Subsidiaries or to compel Crosshair or any of its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Crosshair or Target or any of their respective Subsidiaries, as a result of the Plan of Arrangement, (iv) seeking to impose limitations on the ability of Crosshair or any of its Subsidiaries to acquire or hold, or exercise full rights of ownership of, any Target Common Shares, including the right to vote the Target Common Shares purchased by it on all matters properly presented to the shareholders of Target, (v) seeking to prohibit Crosshair or any of its Subsidiaries from effectively controlling in any material respect the business or operations of Target and its Subsidiaries or (vi) imposing any condition or restriction that in the judgment of Crosshair, acting reasonably, would be materially burdensome to the future operations or business of any business unit of Crosshair or Target after the Effective Time;

(f)	Target Shareholders holding not more than 5% of the Target Common Shares shall have exercised their Dissent Rights (and not withdrawn such exercise) in respect of the Arrangement;

(g)	Target shall have delivered Target Support Agreements from the Locked-up Shareholders prior to, or contemporaneously with, the execution of this Agreement; and

(h)

the board of directors of Target shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Target and its Subsidiaries to permit the consummation of the Arrangement.

6.3       Additional Conditions Precedent to the Obligations of Target

            The obligations of Target to consummate the Arrangement shall be subject to satisfaction of the following conditions (each of which is for the exclusive benefit of Target and may be waived by Target) on or before the Effective Date:

(a)	the Crosshair Parties shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by them on or before the Effective Time;

(b)

the representations and warranties of the Crosshair Parties under this Agreement shall be true and correct in all material respects on the date of this Agreement and as of the Effective Date (except for such representations and warranties made as of a specified date, which shall be true and correct as of such specified date) except where the failure of such representations and warranties in the aggregate to be true and correct in all respects would not be reasonably expected to have a Material Adverse Effect on Crosshair;

(c)

Target shall have received a certificate of Crosshair addressed to Target and dated the Effective Date, signed on behalf of Crosshair by two authorized signatories of Crosshair, confirming that the conditions in Sections 6.3(a) and (b) have been satisfied; and

(d)

the boards of directors of each of Crosshair and Subco shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by each of Crosshair and Subco and their respective Subsidiaries, to permit the consummation of the Arrangement.

6.4       Satisfaction of Conditions Precedent

            The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released at the Effective Time.

ARTICLE 7
AMENDMENT AND TERMINATION

7.1       Amendment

            This Agreement may, at any time and from time to time before or after the holding of the Target Meeting but not later than the Effective Time, be amended by mutual written agreement of the parties hereto and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties, including an extension of the Termination Date;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties; and

(d)	waive compliance with or modify any conditions precedent herein contained.

7.2       Termination

(a)

If any condition contained in Sections 6.1 or 6.2 is not satisfied at or before the Termination Date to the satisfaction of Crosshair, then Crosshair may, by notice to Target terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided) but without detracting from the rights of Crosshair arising from any breach by Target but for which the condition would have been satisfied.

(b)

If any condition contained in Sections 6.1 or 6.3 is not satisfied at or before the Termination Date to the satisfaction of Target, then Target may by notice to Crosshair terminate this Agreement and the obligations of the parties hereunder (except as otherwise herein provided) but without detracting from the rights of Target arising from any breach by Crosshair but for which the condition would have been satisfied.

(c)	This Agreement may:

	(i)	be terminated by the mutual agreement of Target and Crosshair (without any action on the part of the Target Shareholders);

	(ii)	be terminated by either Crosshair or Target, if there shall be passed any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(iii)

be terminated by Crosshair if (A) the board of directors of Target shall have failed to recommend, or has withdrawn, modified, qualified or changed in a manner adverse to Crosshair, its approval or recommendation of the Arrangement or the Arrangement Resolution by or in any manner which could reasonably be expected to reduce the likelihood of the Arrangement Resolution being approved at the Target Meeting or (B) the board of directors of Target shall have approved or recommended an Acquisition Proposal;

(iv)

be terminated by Target in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to compliance with Section 5.6 and the payment of the Termination Fee required to be paid pursuant to Section 7.4;

(v)

be terminated by Crosshair or Target if the approval of the Target Shareholders shall not have been obtained by reason of the failure to obtain the required vote on the Arrangement Resolution at the Target Meeting;

(vi)

be terminated by Crosshair if Target shall have failed to hold the Target Meeting on or before March 23, 2009 unless such failure results from: (A) an adjournment of the Target Meeting for not more than 21 Business Days due to its obligation to adjourn the Target Meeting in the circumstances described in Section 5.6; or (B) for reasons beyond the control of Target so long as Target is in compliance with the terms and conditions of this Agreement and it has been and continues to be using all reasonable best efforts to hold the Target Meeting as soon as practicable after March 23, 2009;

(vii)

be terminated by Crosshair if there is an intentional, wilful or deliberate breach of the covenants in Section 5.5 or 5.6 by Target, any of its Subsidiaries or any of their respective directors, officers, employees, agents, consultants or any other Representative, in each case, prior to the Termination Date.

(d)	If the Effective Time does not occur on or prior to end of business on the Termination Date, then this Agreement shall terminate.

7.3       Effect of Termination

            If this Agreement is terminated in accordance with the provisions of Section 7.2, no party shall have any further liability to perform its obligations hereunder or under the Target Support Agreements, except for the provisions of this Section 7.3 and Sections 5.6(b), 5.11, 7.4, 8.7, 8.9, 8.11, 8.14 and 8.15 of this Agreement; provided that neither the termination of this Agreement nor anything contained in this Section 7.3 shall relieve any party from liability for any breach of this Agreement accruing prior to termination or any Target Shareholder from liability for any breach of its Target Support Agreement accruing prior to termination. If it shall be judicially determined that termination of this Agreement was caused by an intentional breach of this Agreement, then, in addition to any other remedies at law or equity for breach of this Agreement, the party so found to have intentionally breached this Agreement shall indemnify and hold harmless the other parties for their out-of-pocket costs, including fees and expenses of their counsel, accountants, financial advisors and other experts and advisors, incidental to the negotiation, preparation and execution of this Agreement and related documentation.

7.4       Termination Fee

            If:

(a)	Crosshair shall terminate this Agreement as a result of any action or inaction of the board of directors of Target pursuant to Section 7.2(c)(iii);

(b)	Target shall terminate this Agreement in order to enter into a Superior Proposal pursuant to Section 7.2(c)(iv);

(c)

either Target or Crosshair shall terminate this Agreement pursuant to Section 7.2(c)(v) in circumstances where the Arrangement Resolution has not received the required shareholder approval at the Target Meeting and: (A) a bona fide Acquisition Proposal has been publicly announced or made by any Person other than Crosshair prior to the Target Meeting and not withdrawn more than three Business Days prior to the Target Meeting, and (B) Target enters into an agreement with respect to an Acquisition Proposal, or an Acquisition Proposal is consummated, after the date of this Agreement and prior to the expiration of 12 months following termination of this Agreement; or

(d)	Crosshair shall terminate this Agreement pursuant to Section 7.2(c)(vii),

then in any such case Target shall pay to Crosshair the Termination Fee in immediately available funds to an account designated by Crosshair. Such payment shall be due (A) in the case of a termination specified in clauses (a) or (d) above, within five Business Days after written notice of termination by Crosshair or (B) in case of a termination specified in clause (b) above, on or prior to the termination of this Agreement or (C) in the case of a termination specified in clause (c) above, at or prior to the earlier of the entering into of the agreement and the consummation of the transaction referred to therein. Target shall not be obligated to make more than one payment pursuant to this Section 7.4. Crosshair hereby acknowledges that the payment amount set out in this subparagraph is a payment of liquidated damages which is a pre-estimate of the damages which it will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and is not a penalty. Target hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt of payment of such amount by Crosshair, Crosshair shall have no further claim against Target in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude Crosshair from seeking injunctive relief to restrain any breach or threatened breach by Target of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection herewith.

7.5       Effect of Termination Fee Payment

            For greater certainty, the parties hereto agree that if Target pays the Termination Fee to Crosshair pursuant to the provisions of Section 7.4, Crosshair shall have no other remedy for any breach of this Agreement by Target, unless Target makes a claim against Crosshair for breach of a provision of this Agreement, in which circumstances the liability of Target to Crosshair for damages for claims in respect of any and all breaches of this Agreement by Target shall be subject to an aggregate maximum limit equal to the liability of Crosshair to Target for damages for claims in respect of breaches of this Agreement plus the Termination Fee.

ARTICLE 8
GENERAL

8.1       Investigation

            Any investigation by a party hereto and its advisors shall not mitigate, diminish or affect the representations and warranties of any other party to this Agreement.

8.2       Notices

            All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, sent by facsimile (which is confirmed) or dispatched (postage prepaid) to a nationally recognized overnight courier service with overnight delivery instructions, in each case addressed to the particular party at:

(a)	If to Target, at:

Target Exploration and Mining Corp. Suite 1240 - 1140 W. Pender Street Vancouver, B.C. V6E 4G1

Attention: Stewart Wallis, President Fax No.: 604-681-8039

with a copy to:

Blake, Cassels & Graydon LLP Suite 2600, Three Bentall Centre 595 Burrard Street, P.O. Box 49314 Vancouver, B.C. V7X 1L3 Attention: Bob Wooder Fax No.: (604) 631-3309

(b)	If to a Crosshair Party, at:

Crosshair Exploration & Mining Corp. Suite 1240 - 1140 W. Pender Street Vancouver, B.C. V6E 4G1 Attention: Mark J. Morabito, President & CEO Fax No.: 604-681-8039

with a copy to:

Anfield Sujir Kennedy & Durno Barristers & Solicitors 1600-609 Granville Street PO Box 10068, Pacific Centre, Vancouver, B.C. V7Y 1C3 Attention: Jay Sujir Fax No.: (604) 669-3877

or at such other address of which any party may, from time to time, advise the other parties by notice in writing given in accordance with the foregoing.

8.3       Assignment

            No party hereto may assign this Agreement or any of its rights, interests or obligations under this Agreement or the Arrangement (whether by operation of law or otherwise) without the written consent of the other parties hereto.

8.4       Binding Effect

            Subject to Section 8.3, this Agreement and the Arrangement shall be binding upon, enure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.

8.5       Third-Party Beneficiaries

            Except as set forth in Sections 5.4 and 8.7, nothing in this Agreement, express or implied, shall be construed to create any third-party beneficiaries.

8.6       Waiver and Modification

            Target and the Crosshair Parties may waive or consent to the modification of, in whole or in part, any inaccuracy of any representation or warranty made to them hereunder or in any document to be delivered pursuant hereto and may waive or consent to the modification of any of the covenants or agreements herein contained for their respective benefit or waive or consent to the modification of any of the obligations of the other parties hereto. Any waiver or consent to the modification of any of the provisions of this Agreement, to be effective, must be in writing executed by the party granting such waiver or consent.

8.7       No Personal Liability

(a)

No director or officer of any Crosshair Party or any of their respective Subsidiaries shall have any personal liability whatsoever to Target under this Agreement, or any other document delivered in connection with the Arrangement on behalf of a Crosshair Party.

(b)

No director or officer of Target or any of its Subsidiaries shall have any personal liability whatsoever to any Crosshair Party under this Agreement, or any other document delivered in connection with the Arrangement on behalf of Target.

8.8       Further Assurances

            Each party hereto shall, from time to time, and at all times hereafter, at the request of the other parties hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.9       Expenses

            Subject to Section 7.3, the parties agree that all expenses of the parties relating to this Agreement and the transactions contemplated hereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, all disbursements of advisors, and printing and mailing costs, shall be paid by the party incurring such expenses.

8.10     Public Announcements

            The initial press release concerning the Arrangement shall be a joint press release and thereafter, subject to compliance with applicable Laws, Crosshair and Target agree to consult with each other prior to issuing any news releases or public statements with respect to this Agreement or the Arrangement, and to use their respective reasonable best efforts not to issue any news releases or public statements inconsistent with the results of such consultations.

Subject to applicable Laws, each party shall use its reasonable best efforts to enable the other parties to review and comment on all such news releases prior to the release thereof. The parties agree to issue jointly a news release with respect to this Arrangement as soon as practicable following the execution of this Agreement. Crosshair and Target also agree to consult with each other in preparing and making any filings and communications in connection with any Appropriate Regulatory Approvals.

8.11     Governing Laws; Consent to Jurisdiction

            This Agreement shall be governed by and construed in accordance with the Laws of the Province of British Columbia and the Laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. Each party hereby irrevocably attorns to the jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under or in relation to this Agreement.

8.12     Remedies

            The parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any party or its representatives and any such breach would cause the non-breaching party irreparable harm. Accordingly, the parties hereto agree that, in the event of any breach or threatened breach of this Agreement by one of the parties, the parties will also be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, provided such party is not in material default hereunder. Such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at law or equity to each of the parties.

8.13     Time of Essence

            Time is of the essence in this Agreement.

8.14     Entire Agreement

            This Agreement the agreements and other documents referred to herein constitute the entire agreement among the parties hereto and supersede all other prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties hereto with respect to the matters hereof and thereof.

8.15     Severability

            If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this

Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

8.16    Counterparts

            This Agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

THE REMAINDER OF THIS PAGE HAS BEEN INTENTIONALLY LEFT BLANK

            IN WITNESS WHEREOF the parties hereto have executed this Agreement effective as of the date first written above.

CROSSHAIR EXPLORATION & MINING
CORP.

By:	“Joe Miller”
Name:	Joe Miller
Title:	C.F.O.

0843540 B.C. LTD.

By:	“Joe Miller”
Name:	Joe Miller
Title:	C.F.O.

TARGET EXPLORATION AND MINING
CORP.

By:	“C.S. Wallis”
Name:	C.S. Wallis
Title:	President

SCHEDULE A

APPROPRIATE REGULATORY APPROVALS

To be obtained by Crosshair

  any required exemption orders from the provincial or territorial securities regulators to permit the resale of Crosshair Common Shares by recipients thereof under the Arrangement conditional approval of the TSX and NYSE Alternext to the Arrangement and the listing of Crosshair Common Shares to be issued under the Arrangement

To be obtained by Target

  conditional approval of the TSXV to the Arrangement

SCHEDULE B

FORM OF ARRANGEMENT RESOLUTION

RESOLUTION OF THE HOLDERS OF COMMON SHARES
OF TARGET EXPLORATION AND MINING CORP. (the “Company”)

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (as may be modified or amended, the “Arrangement”) under Part 9, Division 5 of the Business Corporations Act (British Columbia) involving the Company and its shareholders, all as more particularly described and set forth in the plan of arrangement (as may be modified or amended, the “Plan of Arrangement”) attached as Appendix C to the Management Information Circular of the Company dated February 2, 2009 (the “Information Circular”), is hereby authorized and approved;

2.

The combination agreement dated January 28, 2009 among Crosshair Exploration & Mining Corp., 0843540 B.C. Ltd., and the Company, as may be amended from time to time (the “Combination Agreement”), the actions of the directors of the Company in approving the Arrangement and the Combination Agreement and the actions of the directors and officers of the Company in executing and delivering the Combination Agreement and causing the performance by the Company of its obligations thereunder be, and they are hereby confirmed, ratified, authorized and approved;

3.

Notwithstanding that this resolution has been passed (and the Arrangement approved and agreed) by the shareholders of the Company or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of the Company be, and they are hereby, authorized and empowered without further approval of the shareholders of the Company (i) to amend the Combination Agreement or the Plan of Arrangement to the extent permitted by the Combination Agreement, and (ii) not to proceed with the Arrangement at any time prior to the Effective Time (as defined in the Combination Agreement); and

4.

Any one director or officer of the Company be, and is hereby, authorized, empowered and instructed, acting for, in the name and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such other documents and to do or to cause to be done all such other acts and things as in such person’s opinion may be necessary or desirable in order to carry out the intent of the foregoing paragraphs of these resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or the doing of such act or thing.

SCHEDULE C

FORM OF PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT UNDER PART 9, DIVISION 5
OF THE BRITISH COLUMBIA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1       In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below and grammatical variations of those terms shall have corresponding meanings:

(a)	“Affiliate” has the meaning ascribed thereto in the BCBCA;

(b)	“Amalco” means the continuing corporation constituted upon the amalgamation of Subco and Target pursuant to the Plan of Arrangement;

(c)	“Amalco Common Shares” means the common shares in the capital of Amalco;

(d)

“Arrangement” means an arrangement under the provisions of Part 9, Division 5 of the BCBCA, on the terms and conditions set forth in this Plan of Arrangement and any amendment, variation or supplement thereto made (i) in accordance with Section 7.1 of the Combination Agreement, (ii) in accordance with Section 6.1 hereof, or (iii) at the direction of the Court in the Final Order;

(e)	“Arrangement Resolution” means the special resolution of the Target Shareholders approving the Arrangement in accordance with Part 9, Division 5 of the BCBCA;

(f)	“BCBCA” means the Business Corporations Act (British Columbia) including all regulations made thereunder, as amended;

(g)	“BCSA” means the Securities Act (British Columbia) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

(h)

“Business Day” means any day on which commercial banks are generally open for business in Vancouver, British Columbia other than a Saturday, a Sunday or a day observed as a holiday in Vancouver, British Columbia under the Laws of the Province of British Columbia or the federal Laws of Canada;

(i)

“Circular” means the notice of the Target Meeting and accompanying management proxy circular including all schedules and exhibits thereto, to be sent by Target to the Target Shareholders in connection with the Target Meeting;

(j)

“Combination Agreement” means the agreement made as of January 28, 2009 among Target, Crosshair and Subco to which this Plan of Arrangement is attached as Schedule C, as the same may be supplemented or amended from time to time;

(k)	“Court” means the Supreme Court of British Columbia;

(l)	“Crosshair” means Crosshair Exploration & Mining Corp., a corporation existing under the laws of the Province of British Columbia;

(m)	“Crosshair Common Shares” means common shares in the capital of Crosshair;

(n)	“Depositary” means Computershare Investor Services Inc.;

(o)	“Dissent Rights” means the Dissent Rights in respect of the Arrangement described in Section 4.1;

(p)	“Dissenting Shares” means the Target Common Shares held by Dissenting Shareholders;

(q)	“Dissenting Shareholders” means holders of Target Common Shares who have duly and validly exercised their Dissent Rights pursuant to Article 4 and the Interim Order;

(r)

“Effective Date” means the date as Target and Crosshair may agree upon or, in the absence of agreement, one Business Day following the satisfaction or waiver of all of the conditions to the completion of the Arrangement as set out in Sections 6.1, 6.2 and 6.3 of the Combination Agreement and the delivery of all documents agreed to be delivered thereunder to the satisfaction of the recipient, acting reasonably, provided however the Effective Date shall be no later than July 31, 2009;

(s)	“Effective Time” means 6:00 a.m. (Vancouver time) on the Effective Date;

(t)

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(u)

“Holder” means a registered holder of Target Common Shares or any person who surrenders to the Depositary certificates representing such Target Common Shares duly endorsed for transfer to such person in accordance with the Letter of Transmittal;

(v)	“Interim Order” means an order of the Court providing for, among other things, the calling and holding of the Target Meeting, as such order may be amended, supplemented or varied by the Court;

(w)

“In the Money Amount” means in respect of a stock option at any time, the amount, if any, by which the aggregate fair market value at that time of the securities subject to the option exceeds the aggregate exercise price under the option;

(x)	“ITA” means the Income Tax Act (Canada), the regulations promulgated thereunder, as now in effect and as may be amended from time to time prior to the Effective Date;

(y)	“Letter of Transmittal” means the letter of transmittal form to be delivered by Target to the Target Shareholders providing for the delivery of the Target Common Shares to the Depositary;

(z)	“Liens” means any mortgage, hypothec, prior claim, lien, pledge, assignment for security, security interest, right of third parties or other charge or encumbrance whatsoever;

(aa)	“Notice of Dissent” means a notice of dissent duly and validly given by a Holder exercising Dissent Rights as contemplated in the Interim Order and as described in Article 4;

(bb)

“Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions means this plan of arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Combination Agreement or made at the direction of the Court in the Final Order;

(cc)	“Subco” means 0843540 B.C. Ltd., a corporation existing under the laws of British Columbia and wholly owned by Crosshair;

(dd)	“Subco Common Shares” means common shares in the capital of Subco;

(ee)	“Target” means Target Exploration and Mining Corp., a corporation existing under the laws of British Columbia;

(ff)	“Target Common Shares” means the issued and outstanding common shares in the capital of Target;

(gg)

“Target Meeting” means the meeting of the Target Shareholders held for the purpose of considering and approving, among other things, the Arrangement and the transactions contemplated by the Combination Agreement by way of the Arrangement Resolution;

(hh)

“Target Options” means the outstanding options (whether vested or unvested) to acquire 2,080,000 common shares of Target under the stock option plan of Target or otherwise as set out on Schedule E to the Combination Agreement;

(ii)	“Target Optionholder” means a holder of Target Options;

(jj)	“Target Warrants” means the common share purchase warrants to acquire 1,902,750 common shares of Target, as set out on Schedule E to the Combination Agreement;

(kk)	“Target Warrantholder” means a holder of Target Warrants;

(ll)	“Target Securityholders” means, collectively, the holders of Target Common Shares, Target Options and Target Warrants; and

(mm)	“Target Shareholder” means a Holder of Target Common Shares.

1.2        Interpretation Not Affected by Headings, etc.

             The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3        Number and Gender

             In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa. Words importing gender include all genders.

1.4        Date of Any Action

             In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5        Time

             Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal and Election Form are local time (Vancouver, British Columbia) unless otherwise stipulated herein or therein.

1.6        Currency

             Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
EFFECT OF THE ARRANGEMENT

2.1        The Arrangement shall be binding upon Target, all registered and beneficial Target Securityholders, Crosshair and Subco as and from the Effective Time.

ARTICLE 3
ARRANGEMENT

3.1        The Arrangement

             Commencing at the Effective Time, the following events or transactions shall occur sequentially in the order set out unless otherwise noted and shall be deemed to occur without any further act or formality required on the part of any person, except as expressly provided herein:

(a)

the Dissenting Shares shall be deemed to have been transferred to Target and the Dissenting Shareholders shall cease to have any rights as shareholders of Target other than the right to be paid the fair value of their Target Common Shares in accordance with Article 4;

(b)	at the time of the step contemplated in Section 3.1(a), with respect to each Target Common Share transferred pursuant to Section 3.1(a):

	(i)	the Holder of such Target Common Share shall cease to be the holder of such Target Common Share;

	(ii)	the Holder’s name will be removed from the central securities register of Target with respect to such Target Common Share;

	(iii)	legal and beneficial title to such Target Common Share will rest in Target and Target will be and be deemed to be the transferee of such and such Target Common Share shall be cancelled;

	(iv)	the certificate representing such Target Common Share shall be deemed to have been cancelled; and

	(v)	the Holder of such Target Common Share shall be deemed to have executed and delivered all consents, assignments and waivers, statutory or otherwise, required to effect such transfer;

(c)	after the step described in Section 3.1(a), Target and Subco will amalgamate with the same effect as if the amalgamation was carried out under the provisions of Part 9, Division 3 of the BCBCA;

(d)	at the time of the step described in Section 3.1(c) and from and after this time:

(i)

Amalco will own and hold all property of Target and Subco, and, without limiting the provisions hereof, all rights of creditors or others will be unimpaired by such amalgamation, and all obligations of Target and Subco whether arising by contract or otherwise, may be enforced against Amalco to the same extent as if such obligations had been incurred or contracted by it;

(ii)

all rights, contracts, permits and interests of Target and Subco will continue as rights, contracts, permits and interests of Amalco as if Target and Subco continued and, for greater certainty, the amalgamation will not constitute a transfer or assignment of the rights or obligations of either of Target or Subco under any such rights, contracts, permits and interests;

(iii)	any existing cause of action, claim or liability to prosecution will be unaffected;

(iv)	a legal proceeding being prosecuted or pending by or against either Target and Subco may be continued by or against Amalco;

(v)	a conviction against, or ruling, order or judgment in favour of or against either Target or Subco may be enforced by or against Amalco;

(vi)	each Target Common Share shall be exchanged for 1.2 Crosshair Common Shares;

(vii)	each Subco Common Share shall be cancelled and the holders thereof shall receive, for each Subco Common Share, one Amalco Common Share;

(viii)	in consideration of the issuance of Crosshair Common Shares, Amalco shall issue to Crosshair one Amalco Common Share for each Crosshair Common Share issued;

(ix)	the Certificate of Amalgamation resulting from the amalgamation of Subco and Target is deemed to be the Certificate of Incorporation of Amalco;

(x)	Amalco shall have as its Notice of Articles, the notice of articles contained in the Amalgamation Application;

(xi)	Amalco shall have as its Articles the articles of Subco as approved by the Court in the Final Order;

(xii)	the registered office of Amalco shall be located at Suite 1240 – 1140 W. Pender Street, Vancouver, B.C. V6E 4G1, as set out in its Notice of Articles;

(xiii)	the first directors of Amalco shall be the persons set out in its Notice of Articles, being Mark J. Morabito, Joseph Miller and Stewart Wallis;

(xiv)	the capital of Amalco and the stated capital of Crosshair issued by Crosshair pursuant to Section 3.1(d)(vi) will be as follows:

(A)

the stated capital of the Crosshair Common Shares issued by Crosshair pursuant to Section 3.1(d)(vi) shall be an amount equal to the lesser of the fair market value of the Target Common Shares immediately prior to the amalgamation and the paid up capital, as that term is defined in the ITA, attributable to the Target Common Shares immediately prior to the amalgamation; and

(B)

the capital of Amalco issued to Crosshair pursuant to Section 3.1(d)(viii) will be an amount equal to the aggregate of the paid up capital, as that term is defined in the ITA, attributable to the Subco Common Shares and the Target Common Shares immediately prior to the amalgamation;

(e)

all Target Options granted to a person in their capacity as an employee, director or officer of Target shall be exchanged for options to purchase Crosshair Common Shares and each former Target Optionholder shall, in respect of each such Target Option, be entitled to receive upon the exercise thereof 1.2 Crosshair Common Shares in lieu of one Target Common Share on the same terms and conditions as the original Target Option, provided that the aforesaid exchange ratio shall be adjusted to the extent, if any, required to ensure that the In the Money Amount of the option to purchase Crosshair Common Shares immediately after the exchange does not exceed the In the Money Amount of the original Target Option immediately before the exchange;

(f)

all Target Options other than those described in Section 3.1(e) shall be exchanged for options to purchase Crosshair Common Shares and each former Target Optionholder shall, in respect of each such Target Option, be entitled to receive upon the exercise thereof 1.2 Crosshair Common Shares in lieu of one Target Common Share and on the same terms and conditions as the original Target Option; and

(g)

all Target Warrants shall be exchanged for common share purchase warrants to acquire Crosshair Common Shares and each former Target Warrantholder shall, in respect of each such Target Warrant, be entitled to receive upon the exercise thereof 1.2 Crosshair Common Shares in lieu of one Target Common Share and on the same terms and conditions as the original Target Warrant, provided that none of the foregoing will occur or be deemed to occur unless all of the foregoing occurs.

3.2        Letter of Transmittal

             The Letter of Transmittal shall be prepared by Crosshair and shall be sent by Target to each Holder of Target Common Shares together with the Circular.

ARTICLE 4
DISSENT RIGHTS

4.1        Dissent Rights

             A Holder may exercise dissent rights (“Dissent Rights”) conferred by the Interim Order in connection with the Arrangement in the manner set out in Part 8, Division 2 of the BCBCA, as modified by the Interim Order. Without limiting the generality of the foregoing, Holders who duly exercise such Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their Target Common Shares shall be deemed to have transferred such Target Common Shares, as of the Effective Time, without any further act or formality, to Target in consideration of their entitlement to be paid the fair value of the Target Common Shares under the Dissent Rights. In no case shall Target or Crosshair be required to recognize such Holders as Target Shareholders at and after the Effective Time, and the names of such Holders shall be removed from Target’s register of members as of the Effective Time.

4.2        Rights of Dissenting Shareholders

             In the event a Holder gives a Notice of Dissent but is not entitled, for any reason, to be paid the fair value of the Target Common Shares in respect of which the Notice of Dissent was given, such Holder shall be deemed to have participated in the Arrangement on the same basis as a non-dissenting Target Shareholder.

ARTICLE 5
CROSSHAIR CERTIFICATES

5.1        Effect of Arrangement

             After the Effective Time, certificates formerly representing Target Common Shares shall represent only the right to receive any certificates representing Crosshair Common Shares which the former Holder of such Target Common Shares is entitled to receive pursuant to Article 3 of this Plan of Arrangement, subject to compliance with the requirements set forth in this Article 5.

5.2        Right of Holder to Receive Crosshair Common Shares

(a)

At or prior to the Effective Time, Crosshair shall deposit with the Depositary, for the benefit of the Target Shareholders, a certificate or certificates representing the aggregate number of Crosshair Common Shares which the Target Shareholders are entitled to receive hereunder (calculated without reference to whether any Target Shareholders have exercised or may exercise Dissent Rights). Following the later of the Effective Date and the surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding Target Common Shares that were exchanged under the Arrangement, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Target Shareholder of such surrendered certificate will be entitled to receive in exchange therefor, the Crosshair Common Shares which such Target Shareholder has the right to receive under the Arrangement for such Target Common Shares, less any amounts withheld pursuant to Section 5.6 and any certificate so surrendered will forthwith be cancelled.

(b)

Subject to Section 5.3, as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing the Target Common Shares and other documentation as provided in the Letter of Transmittal pursuant to Section 5.2(a), Crosshair shall cause the Depositary to:

	(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address specified in the Letter of Transmittal; or

	(ii)	if requested by the Holder in the Letter of Transmittal, make available at the Depositary for pick-up by the Holder; or

(iii)

if the Letter of Transmittal neither specifies an address nor contains a request as described in (ii), forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address of such Holder as shown on the share register maintained by Target as at the Effective Time, certificates representing the number of Crosshair Common Shares, if any, issuable to such Target Shareholder as determined in accordance with the provisions hereof, subject to any withholding obligation under applicable tax laws.

(c)

No Holder shall be entitled to receive any consideration with respect to the Target Common Shares other than the certificates representing the Crosshair Common Shares, if any, which they are entitled to receive in accordance with Article 3 of this Plan of Arrangement and, for greater certainty, no Holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

(d)

Until such time as a former Holder of Target Common Shares complies with the provisions of Section 5.2(a), all certificates representing Crosshair Common Shares to which such Holder is entitled, if any, shall, subject to Section 5.3, in each case be delivered to the Depositary to be held in trust for such Holder for delivery to the Holder, upon delivery of the Letter of Transmittal and the certificates representing the Target Common Shares in accordance with Section 5.2(a) .

5.3        Surrender of Rights

             Any certificate formerly representing Target Common Shares not duly surrendered on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature against Crosshair or Target by a former Holder. On such date, all Crosshair Common Shares to which the former Holder of such certificates was entitled shall be deemed to have been surrendered to Crosshair.

5.4        Right of Optionholders and Warrantholders to Receive Crosshair Common Shares

             Target Optionholders and Target Warrantholders shall be entitled to receive any Crosshair Common Shares to which they are entitled under Sections 3.1(e), 3.1(f) and 3.1(g) by exercising, converting or otherwise exchanging their securities in accordance with the terms and subject to the conditions of the original Target Options and Target Warrants, as the case may be.

5.5        Fractional Shares

             No fractional Crosshair Common Shares shall be issued and any Holder of Target Common Shares who would otherwise be entitled to receive a fractional Crosshair Common Share will have its Crosshair Common Shares rounded up to the nearest whole Crosshair Common Share in the event that such Holder is entitled to a fractional share representing 0.5 or more of a Crosshair Common Share and rounded down to the nearest whole Crosshair Common Share in the event that such Holder is entitled to a fraction share representing 0.5 or less of a Crosshair Common Share.

5.6        Withholding Rights

             Amalco, Crosshair, Subco, Target and the Depositary shall be entitled to deduct and withhold from the consideration payable to any Holder such amounts as Amalco, Crosshair, Subco, Target or the Depositary is required, entitled or permitted to deduct and withhold with respect to such payment under the ITA, the United States Internal Revenue Code of 1986, as amended, or any provisions of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

ARTICLE 6
AMENDMENT

6.1        Amendment of Plan of Arrangement

(a)	Target and Crosshair reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Target Meeting, approved by the Court and communicated to Holders in the manner required by the Court (if so required).

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Target and Crosshair at any time prior to or at the Target Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Target Meeting, shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Target Meeting shall be effective only if it is consented to by Target and Crosshair (acting reasonably).

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Combination Agreement.

(e)

Notwithstanding the foregoing provisions of this Section 6.1, no amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Combination Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1        Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Combination Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to document or evidence any of the transactions or events set out herein.

SCHEDULE D

FORM OF SUPPORT AGREEMENT

STRICTLY PRIVATE & CONFIDENTIAL

January 15, 2009

SUPPORT AGREEMENT

TO:	Crosshair Exploration & Mining Corp. (“Crosshair”)

AND TO:	0843540 B.C. Ltd. (“Subco”)

Dear Sirs:

                           The undersigned shareholder of Target Exploration and Mining Corp. (the “Target Shareholder”) understands that Crosshair and Subco propose to enter into an agreement (the “Combination Agreement”), a draft of which has been provided to the Target Shareholder, with Target Exploration and Mining Corp. (“Target”) pursuant to which Subco will acquire all of the outstanding common shares in the capital of Target (the “Target Common Shares”) under a plan of arrangement (the “Arrangement”), a draft of which is attached as Schedule C to the Combination Agreement. Pursuant to the Arrangement, the Target Shareholders will receive 1.2 common shares of Crosshair for each Target Common Share on the terms set out therein.

                           This Agreement sets out the terms and conditions on which the Target Shareholder agrees: (i) to support the Arrangement, and (ii) to vote the Subject Securities (as defined in Section 1.2 below) in favour of the Arrangement Resolution approving the Arrangement. The Target Shareholder acknowledges that Crosshair and Subco (the “Crosshair Parties”) would not enter into the Combination Agreement but for the execution and delivery of this Agreement by the Target Shareholder.

                           All capitalized terms used but not defined in this Agreement have the meaning given to such terms in the Combination Agreement. As used herein, the term “Securities” includes all Target Common Shares now or hereafter held by the Target Shareholder and any other securities of Target now or hereinafter held by the Target Shareholder or over which the Target Shareholder has control or direction that may be voted at the Target Meeting (as hereinafter defined) including, if applicable, due to the exercise, conversion or other exchange of Target Options and Target Warrants, and any securities that result from any reclassification, conversion, consolidation, subdivision or exchange of, or distribution or dividend on, the Target Common Shares.

1.	Target Shareholder Commitment in Favour of the Arrangement

1.1

Non-Solicitation. Subject to the provisions of section 1.7, and provided that the Crosshair Parties have entered into and complied in all material respects with their respective obligations under the Combination Agreement, the Target Shareholder covenants and agrees in favour of the Crosshair Parties that the Target Shareholder shall, not directly or indirectly, take any action to solicit, initiate or encourage any Acquisition Proposal.

1.2

Voting. Subject to the provisions of section 1.7, and provided that the Crosshair Parties have entered into and complied in all material respects with their respective obligations under the Combination Agreement required to have been complied with by the time of the Target Meeting, the Target Shareholder covenants and agrees in favour of the Crosshair

Parties to vote, or cause to be voted, its Securities (including all securities owned at the date hereof, whether held directly, indirectly or beneficially and including Securities acquired, directly or indirectly, or beneficially, at any time prior to the Target Meeting and all Securities over which the Target Shareholder has control or direction) (the “Subject Securities”) (A) in favour of (i) the Arrangement Resolution, and (ii) any Alternative Transaction (as defined below) at any extraordinary meeting or meetings (or adjournment or adjournments thereof) of the holders of Securities of Target to be held to consider the Arrangement or such Alternative Transaction (the “Target Meeting”) and (B) against any Acquisition Proposal that shall be submitted for the vote or consent of the holders of Securities of Target, including, in each case, in connection with any separate vote of any sub-group of holders of Securities of Target that may be required to be taken and of which sub-group the Target Shareholder forms a part, provided however that nothing in this section 1.2 shall require the Target Shareholder to exercise any stock options into Target Common Shares.

1.3

Change in Nature of Transaction. Subject to the provisions of section 1.7 the Target Shareholder covenants and agrees in favour of the Crosshair Parties that if the Crosshair Parties and Target mutually agree that it is necessary or desirable to proceed with another form of transaction whereby the Crosshair Parties or any of their affiliates would effectively acquire 100% of the outstanding Target Common Shares on economic terms and other terms and conditions (including, without limitation, tax treatment) and having consequences to the Target Shareholder which, in relation to Target and the Target Shareholder, are substantially equivalent to or better than those contemplated by the Combination Agreement (an “Alternative Transaction”), the Target Shareholder will support the completion of such Alternative Transaction in the manner described in section 1.4.

1.4

Meeting of Target Shareholders. Subject to the provisions of section 1.7, and provided that the Crosshair Parties have entered into and complied in all material respects with their respective obligations under the Combination Agreement, if: (a) an Alternative Transaction involves a meeting or meetings of Target Shareholders, the Target Shareholder covenants and agrees in favour of the Crosshair Parties to vote in favour of any matters necessary or ancillary to the completion of the transactions contemplated by the Alternative Transaction in the same manner, mutatis mutandis, as that referred to in section 1.2, and (b) an Alternative Transaction includes the making of an offer by the Crosshair Parties or any of their affiliates to acquire the outstanding Securities, the Target Shareholder covenants and agrees in favour of the Crosshair Parties to deposit or cause to be deposited the Subject Securities to such offer.

1.5

Change of References. In the event of any proposed Alternative Transaction, the references in this Agreement to “Arrangement” shall be changed to “Alternative Transaction” and all terms, covenants, representations and warranties in this Agreement shall be and shall be deemed to have been made in the context of the Alternative Transaction. All references to the “Effective Date” herein shall also refer to the date of closing of the transactions contemplated by the Alternative Transaction.

1.6

Transfer of Shares. Subject to the provisions of section 1.7, the Target Shareholder covenants and agrees in favour of the Crosshair Parties that, during the term of this Agreement, it will not (other than pursuant to the Arrangement), directly or indirectly sell, transfer or assign or agree to sell, transfer or assign or grant to any person any right or option to buy any of the Subject Securities or the voting rights attached thereto, without the prior written consent of the Crosshair Parties. Such consent to transfer shall not, however, be necessary if the transfer is to (a) any registered retirement savings plan (within the meaning of the Income Tax Act (Canada)) of the Target Shareholder, (b) any spouse or child of the Target Shareholder, (c) any trust, the beneficiaries of which are the Target Shareholder, the spouse or children or other lineal descendants of the Target Shareholder or (d) any corporation or other entity which is wholly owned by the Target Shareholder alone or together with any of the other parties referred to in (a) to (c), inclusive (collectively, the persons referred to in (a) to (d), inclusive, "Related Parties") provided that any such Related Party executes an agreement on substantially the same terms as this Agreement, agreeing to be bound by the provisions of this Agreement. Without limiting the generality of the foregoing, the Target Shareholder agrees not to tender or otherwise deposit the Subject Securities to any tender offer or take-over bid made by any person other than the Crosshair Parties.

1.7

Limits to Obligations of Target Shareholder. For greater certainty, the obligations of the Target Shareholder to support the Arrangement or an Alternative Transaction and the restrictions on the transfer of shares as provided above shall terminate:

(a)

automatically upon termination of the Combination Agreement in accordance with the terms and conditions thereof, including, if applicable, payment of the Termination Fee in accordance with section 7.4 thereof; or

(b)

if an amendment is made to the Combination Agreement or the Plan of Arrangement that would reduce the consideration payable thereunder with respect to the Securities or any class of them or which would otherwise be materially prejudicial to the Target Shareholder’s interests. The Crosshair Parties hereby agree to provide the Target Shareholder with notice of any such amendments to the Combination Agreement or Plan of Arrangement in a timely manner.

1.8

Exception. If the Target Shareholder is a director or officer of Target, nothing contained in this Agreement will prevent the Target Shareholder from acting in his capacity as a director or officer of Target in accordance with the exercise of his or her fiduciary duties or other legal obligations to act in the best interests of Target.

2.	General

2.1	Representations, Warranties and Covenants. By executing this Agreement, the Target Shareholder represents, warrants and covenants to and with the Crosshair Parties that:

(a) the class and number of the Securities owned by the Target Shareholder at the date hereof, whether directly, indirectly or beneficially and all Securities over which the

Target Shareholder has control or direction as of the date hereof are as specified in Schedule A to this Agreement;

(b)

the Target Shareholder has and will have the sole right to vote the Subject Securities at the Target Meeting and the Subject Securities constitute all of the Securities owned beneficially and of record by the Target Shareholder and any of its affiliates and all of the Securities over which the Target Shareholder and any of its affiliates has control or direction;

(c)

the Target Shareholder has the power and capacity to enter into, and to perform its obligations under, this Agreement, and the execution and delivery of this Agreement has been duly authorized by all necessary action on the part of the Target Shareholder;

(d)

this Agreement constitutes a valid and binding obligation enforceable against the Target Shareholder in accordance with its terms, subject to the usual exceptions as to bankruptcy, insolvency and similar laws of general application and the availability of equitable remedies;

(e)

neither the entering into of this Agreement nor the performance by the Target Shareholder of its obligations under this Agreement will contravene, breach or result in any default under any agreement, arrangement, understanding or other legally binding commitments to which the Target Shareholder is a party or by which the Target Shareholder may be bound or, if the Target Shareholder is a corporation, under its articles, by-laws, constating documents or other organizational documents; and

(f)

the Target Shareholder acknowledges that it: (i) has been advised by Target and the Crosshair Parties to seek independent legal advice; (ii) has sought such independent legal advice or deliberately decided not to do so; (iii) understands its rights and obligations under this Agreement; and (iv) is executing this Agreement voluntarily.

The representations, warranties and covenants of the Target Shareholder set forth in this section 2.1 shall survive the completion of the Arrangement on the Effective Date and, notwithstanding such completion, will continue in full force and effect for the benefit of the Crosshair Parties.

2.2	Term of Agreement. Unless extended by mutual agreement of the parties hereto, this Agreement shall terminate on the first to occur of:

	(a)	the Effective Time;

	(b)	the date of termination of the Combination Agreement in accordance with the terms and conditions thereof;

	(c)	July 31, 2009; and

(d)	the date upon which this Agreement is terminated by the mutual agreement of the parties hereto.

2.3	Time of the Essence. Time shall be of the essence of this Agreement.

2.4

Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and each of the parties attorns to the non-exclusive jurisdiction of the Province of British Columbia for all purposes hereof.

2.5

Specific Performance and Other Equitable Rights. The Target Shareholder recognizes and acknowledges that a breach by it of any of its covenants or agreements contained in this Agreement will cause the Crosshair Parties to sustain injury for which the Crosshair Parties would not have an adequate remedy at law for money damages. Therefore, the Target Shareholder agrees that in the event of such breach, the Crosshair Parties shall be entitled to the remedy of specific performance of such covenant or agreement and to preliminary and permanent injunctive and other equitable relief, in addition to any other remedy to which it may be entitled, at law or in equity, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

2.6	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall constitute one and the same agreement.

2.7

Further Assurances. The Target Shareholder, on the one hand, and the Crosshair Parties, on the other hand, will from time to time execute and deliver all such further documents and instruments and do all such acts and things as the other party may, either before or after the Effective Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

[Signature Page Follows]

                           If the terms and conditions of this letter are acceptable to you, please indicate your acceptance by dating and signing the same as noted above.

Yours very truly,

(Name of Target Shareholder)

January _____, 2009
(Signature)	(Date)

The undersigned agrees with and accepts the terms of this Agreement.

CROSSHAIR EXPLORATION & MINING CORP.

By: ___________________________________________
        (Signature)

Its ___________________________________________
        (Title)

0843540 B.C. LTD.

By: ___________________________________________
        (Signature)

Its ___________________________________________
        (Title)

SCHEDULE A

Class of Security	Number of Securities
Target Common Shares
Target Options
Target Warrants

SCHEDULE E

TARGET OPTIONS AND WARRANTS

	Common	Strike Price	Expiry
	Shares	Range	Date

OPTIONS
Vested	1,469,184	$0.25 - $1.00	June 5, 2013
Unvested	610,816	$0.47 - $1.00	June 5, 2013

WARRANTS
Financing	1,902,750	$0.60	July 31, 2009

TOTAL	3,982,750

SCHEDULE F

TARGET SUBSIDIARIES

Name of Subsidiary	Ownership	Jurisdiction

448018 Exploration Inc.	100%	Nevada, U.S.A.